UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           X                                                  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2013 Annual General Meeting of Shareholders.

2.	A copy of the Proxy Card with respect to the Registrant’s 2013 Annual General Meeting of Shareholders.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

August 6, 2013

Dear Shareholder:

You are cordially invited to attend the 2013 Annual General Meeting of Shareholders of Orbotech Ltd. to be held at 10:00 a.m., Israel time, on Wednesday, September 11, 2013, at Orbotech’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

You will be asked at this meeting to take action on the matters set forth in the attached Notice of Annual General Meeting of Shareholders. The Board of Directors is recommending that you vote “FOR” the election of all of the nominees to the Board of Directors and “FOR” Items 3, 4 and 5 specified on the enclosed form of proxy, and the Audit Committee of the Board of Directors is recommending that you vote “FOR” Item 2 specified on the enclosed form of proxy.

At the meeting, a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on August 5, 2013, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

ASHER LEVY

Chief Executive Officer

ORBOTECH LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Yavne, Israel

August 6, 2013

Notice is hereby given that the 2013 Annual General Meeting of Shareholders (the “2013 Annual General Meeting” or the “Meeting”) of Orbotech Ltd. (the “Company”) will be held on Wednesday, September 11, 2013, at 10:00 a.m., Israel time, at the Company’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, for the following purposes:

(1)	To elect three directors to the Board of Directors;

(2)	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2013, and until the next annual general meeting, and to authorize the Board of Directors to determine the remuneration of the auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors;

(3)	To consider and vote upon proposals to amend the Memorandum of Association and the Articles of Association of the Company;

(4)	To approve a Compensation Policy with respect to the terms of office and employment of the Company’s “office holders” (as such term is defined in the Israeli Companies Law, 5759-1999, as amended);

(5)	To ratify and approve directors’ and officers’ liability insurance coverage, the exemption and indemnification of the directors and the chief executive officer of the Company and the provision of letters of indemnification and exemption to them;

(6)	To receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2012; and

(7)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of trading on August 5, 2013, are entitled to notice of, and to vote at, the 2013 Annual General Meeting. All shareholders are cordially invited to attend the Meeting in person. No less than two shareholders present in person or by proxy, and holding or representing between them Ordinary Shares of the Company conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to Wednesday, September 18, 2013, at the same time and place. At any such adjourned Meeting any shareholders present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting and provide the required information at the Meeting may revoke their previously given proxies and vote their shares in person. Shareholders may also revoke their proxies before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

By Order of the Board of Directors

YOCHAI RICHTER Active Chairman of the Board of Directors	ASHER LEVY Chief Executive Officer

The Annual Report of the Company for the fiscal year ended December 31, 2012, including its consolidated financial statements, is enclosed but is not a part of the proxy solicitation material.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Sheqels (“NIS”) 0.14 nominal (par) value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Company’s 2013 Annual General Meeting of Shareholders (the “2013 Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, September 11, 2013, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

It is proposed that at the 2013 Annual General Meeting the following resolutions be adopted: (a) three persons be elected to the Board; (b) the external auditors of the Company be re-appointed for the fiscal year ending December 31, 2013, and until the next annual general meeting, and the Board be authorized to determine the remuneration of the auditors for the current fiscal year in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board (the “Audit Committee”); (c) the Memorandum of Association of the Company (the “Memorandum”) and the Articles of Association of the Company (the “Articles” or the “Articles of Association”) be amended; (d) a Compensation Policy (as defined in Item 4 below) with respect to the terms of office and employment of the Company’s “office holders” (as such term is defined in the Israeli Companies Law, 5759-1999, as amended) be approved; and (e) the decisions of the remuneration committee of the Board (the “Remuneration Committee”) and the Board with respect to directors’ and officers’ liability insurance coverage, the exemption and indemnification of the directors and the chief executive officer of the Company and the provision of letters of indemnification and exemption to them be ratified and approved. At the Meeting the shareholders will also receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2012.

The affirmative vote of a simple majority of the voting rights of the Company represented and voting thereon at the Meeting is necessary for the approval of the resolutions being proposed in items (a), (b), (d) and (e), provided that with respect to (d) and (e) above (see Items 4 and 5 in this Proxy Statement): (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting, or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the policy, constitute two percent or less of the voting power of the company (such majority determined in accordance with clause (i) or (ii), the “Compensation Majority”). With respect to item (c) above (see Item 3 in this Proxy Statement), the affirmative vote of at least seventy-five percent (75%) of the voting rights of the Company represented and voting thereon at the Meeting is required for the adoption of the proposed resolutions.

Please note:

Pursuant to the Israel Companies Law, 5759 - 1999, as amended (the “Companies Law”), in order for your vote with respect to Items 4 and 5 to be counted, you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, (i) whether you are a controlling shareholder of the Company or (ii) if you or any of the following persons have a personal interest in the approval of the relevant Item:

•	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a “Relative”)

•	any entity in which you or a Relative of yours hold 5% or more of such entity’s outstanding shares or voting rights

•	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager

•	a person voting under a proxy given by you

In the attached proxy card you will be requested to indicate whether you are a “controlling shareholder” of the Company or whether you have, or any of the persons or entities described above has, a “personal interest” with respect to Items 4 and 5.

If you have not affirmatively indicated on the attached proxy card that you are a “controlling shareholder” of the Company or that you have, or that any of the persons or entities described above has, a “personal interest”, your signature on the attached proxy card will certify that you are not a “controlling shareholder” of the Company and that none of the persons or entities described above, including you, has a “personal interest” in Items 4 or 5.

As of the date of this Proxy Statement, the Company is not currently aware of any controlling shareholders as such term is defined for purposes of the Companies Law.

The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy or as provided in the preceding paragraph, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified below), will be voted in favor of all the matters to be presented to the Meeting. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on September 10, 2013, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

Proxies for use at the Meeting are being solicited by the Board. Only shareholders of record at the close of trading on August 5, 2013, will be entitled to notice of, and to vote at, the 2013 Annual General Meeting. Proxies are being mailed to shareholders on or about August 6, 2013, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding at the close of trading on July 31, 2013, 42,296,799 Ordinary Shares1, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to Wednesday, September 18, 2013, at the same time and place. At any such adjourned Meeting, any shareholders present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, a distinction is made between abstentions and broker non-votes. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority. Shares subject to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as being present or as having been voted in respect thereof. Shares subject to abstentions are also not treated as having been voted in respect of the applicable proposal, but they are counted as being present.

1	Does not include, as at that date: (i) a total of 4,827,885 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or were available for grant pursuant to such plans; and (ii) a total of 3,543,918 Ordinary Shares held as treasury shares, all as described in further detail under the heading “Beneficial Ownership of Securities by Certain Beneficial Owners and Management”.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of July 31, 2013 (except with respect to the shareholders as noted below), concerning (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by members of the Board and other “Office Holders” (as such term is defined in the Companies Law(1)) of the Company (the “Office Holders”) as a group.

Identity of Person or Group	Number of Shares(2)	Percentage of Ordinary Shares Outstanding(2)
• Harris Associates L.P. (3) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	5,670,998	13.41%

• MAK Capital One L.L.C. (4) 590 Madison Avenue, 9th Floor New York, NY 10022	4,186,345	9.90%

• FMR LLC (5) 82 Devonshire Street Boston, Massachusetts 02109	3,100,000	7.33%

• Dr. Jacob Richter (6) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,035,509	7.18%

• Clal Insurance Enterprises Holdings Ltd. (7) 48 Menachem Begin Street Tel Aviv, 66180 Israel	2,873,442	6.79%

• Office Holders as a group (consisting of 20 persons) (8)	5,612,761	12.99%

(1)	The term “Office Holder” as defined in the Companies Law means a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director or a manager directly subordinate to the general manager or the chief executive officer. In addition to the ten members of the Board, the Company currently considers ten other individuals, including its chief executive officer, its chief operating officer and its chief financial officer, to be Office Holders.

(2)	The Company had outstanding, on July 31, 2013, 42,296,799 Ordinary Shares. This number does not include a total, as at that date, of 4,827,885 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or available for grant pursuant to such plans, of which: 3,791,926 were subject to outstanding stock options (2,606,961 of which had vested); 398,287 were subject to outstanding and unvested RSUs; and 637,672 remained available for future equity awards pursuant to such plans, comprised of:

(a)	3,863,066 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:

(i)	3,651,495 Ordinary Shares were subject to options that had been granted (2,466,530 of which had vested); and

(ii)	211,571 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan;

(b)	824,388 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:

(i)	398,287 Ordinary Shares were subject to outstanding and unvested RSUs; and

(ii)	426,101 Ordinary Shares remained available for future equity awards pursuant to the 2010 Plan; and

(c)	140,431 Ordinary Shares issuable pursuant to options under equity remuneration plans that had been adopted or assumed by Photon Dynamics, Inc. prior to its acquisition by the Company on October 2, 2008 and which were assumed by the Company on that date (all of which had vested).

The above number of Ordinary Shares outstanding also does not include a total of 3,543,918 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Company or its subsidiaries, of which: (a) 1,993,293 were owned by the Company as dormant shares under Israeli law and, for so long as they are owned by the Company, confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 1,550,000 were owned by a subsidiary of the Company and, for so long as they are owned by a subsidiary of the Company, confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the United States Securities and Exchange Commission (the “SEC”).

(3)	As of December 31, 2012, based on a report filed with the SEC on February 11, 2013. The report indicated sole voting and dispositive power as to 4,182,200 Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner, and voting power as to 1,488,798 Ordinary Shares by reason of advisory and other relationships with the person who owns the Ordinary Shares. The report states that Harris Associates L.P. has been granted the power to vote the Ordinary Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

(4)	As of December 31, 2012, based on a report filed with the SEC dated February 14, 2013. The report disclosed shared voting and dispositive power: (1) by MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), and Michael A. Kaufman as to 2,665,100 Ordinary Shares owned by MAK Fund, (2) by MAK Capital, MAK-ro Capital Master Fund LP, a Cayman Islands exempted company (“MAK-ro Fund”), and Mr. Kaufman as to 1,178,521 Ordinary Shares owned by MAK-ro Fund, and (3) by Paloma International L.P., a Delaware limited partnership (“Paloma”), S. Donald Sussman, MAK Capital and Mr. Kaufman as to 342,724 Ordinary Shares owned indirectly by Paloma.

(5)	As of December 31, 2011, based on a report filed with the SEC dated February 14, 2012. The report indicated dispositive power as to all 3,100,000 Ordinary Shares by FMR LLC and by Edward C. Johnson 3d, members of whose family may be deemed to form a controlling group with respect to FMR LLC. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC, is an investment advisor registered under the IAA and is also a beneficial owner of all such Ordinary Shares, all of which are also beneficially owned by Fidelity Low Priced Stock Fund, an investment company registered under the ICA. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. The power to vote all such Ordinary Shares resides with the Fidelity Funds’ Boards of Trustees. Fidelity votes the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

FMR LLC has not filed any ownership reports related to the Company since February 14, 2012 and, accordingly, the Company is using the most recent publicly-available information.

(6)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012, updated to reflect the actual number of Ordinary Shares owned. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to all 3,033,945 Ordinary Shares, with Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.

(7)	As of December 31, 2012, based on a report filed with the SEC dated February 19, 2013. The report disclosed shared dispositive power and shared voting power as to 2,873,442 Ordinary Shares by Clal Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation, IDB Development Corporation Ltd. (“IDB Development”), an Israeli private corporation, IDB Holding Corporation Ltd. (“IDB Holding”), an Israeli public corporation, Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat. Of the 2,873,442 Ordinary Shares reported as beneficially owned by Clal, the report disclosed that: (i) 170,400 Ordinary Shares are beneficially held for its own account; and (ii) 2,703,042 Ordinary Shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal which operate under independent management and make independent voting decisions. The report also disclosed that by reason of IDB Development’s majority ownership of Clal, it may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the shares owned by Clal. Further disclosed is that by reason of IDB Holding’s control of Clal through its 100% ownership of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the shares owned by Clal. Finally, by reason of their control of Clal through their interests in, and relationships among them with respect to, IDB Holding, Mr. Dankner, Mrs. Bergman, Mrs. Manor and Mr. Livnat may be deemed beneficial owners of, and to share the power to vote and dispose of, the shares owned by Clal. The report notes that it should not be construed as an admission by: (i) Clal that it is the beneficial owner of more than 170,400 Ordinary Shares; and (ii) the other reporting persons that they are the beneficial owners of any of the Ordinary Shares deemed to be beneficially owned by Clal.

(8)	Includes 913,034 Ordinary Shares issuable upon the exercise of options referred to in footnote (2) above which had either vested as of, or will vest within 60 days from, July 31, 2013. Also includes 194,186 Restricted Shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEM 1—Election of Class III Directors

The Articles provide that the minimum number of directors is three and the maximum number is eleven. The Board is presently comprised of ten members. All but three of the current ten directors are designated into one of the three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office.

The other three of the Company’s current ten directors that are not designated into a particular class serve as external directors under the provisions of the Companies Law. Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as ‘external directors’. No person may be appointed as an external director if such person is a relative of a controlling shareholder, or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed, with any controlling shareholder of the company, with a relative of such controlling shareholder at the time of the appointment, or with any entity controlled by the company or by a controlling shareholder of the company, or, if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, any affiliation, at the time of the appointment, to the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis or control, as well as service as an office holder.

In addition, no person may serve as an external director if: (a) the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director; (b) at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described in the previous paragraph, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with such person’s services as an external director, other than as permitted under the Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors who are not controlling shareholders of such company or their relatives, are of the same gender, then the external director to be elected must be of the other gender.

External directors may receive compensation solely as provided for in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”).

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice, provided that at least one of the external directors has financial and accounting expertise. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration those criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

External directors are elected for a term of three years at the general meeting of shareholders by a simple majority, provided that for their initial appointment such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voting (abstentions are disregarded), or that the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder) who are present and voted against the election constitute two percent or less of the voting power of the company.

External directors may be re-elected to two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (a) the reappointment of the external director has been proposed by one or more shareholders holding together one percent or more of the aggregate voting rights in the company, and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (i) in calculating the majority, votes of controlling shareholders or of shareholders having a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and abstentions are disregarded, and (ii) the total number of votes cast by shareholders who do not have a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and who are not controlling shareholders, present and voting in favor of the appointment exceed two percent of the aggregate voting rights in the company; or (b) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director, as described in the previous paragraph.

However, under regulations promulgated pursuant to the Companies Law, companies, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond the three three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the majority of shareholders required for the initial appointment of an external director and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.

Following the termination of service of an external director, a public company, a controlling shareholder thereof and any entity controlled by a controlling shareholder, may not grant any benefit, directly or indirectly, to such external director, or to his or her relative, including, not appointing such external director, or his or her relative, as an Office Holder of such public company or of any entity controlled by a controlling shareholder of such public company, not employing such external director or his or her relative and not receiving professional services for pay from such external director or his or her relative, either directly or indirectly, including through a corporation controlled by such external director, or his or her relative, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child and until the lapse of one year from termination of office with respect to other relatives of the former external director.

Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee and remuneration committee must include all external directors.

Under the Companies Law, an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duty of loyalty and the shareholders vote, by the same majority required for the appointment, to remove the external director after the board of directors’ reasoning has been brought before the shareholders and the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duty of loyalty to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

In accordance with the Articles, any vacancies on the Board, including unfilled positions, may be filled by a majority of the directors then in office, and each director appointed in this manner would hold office until the end of the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

Under the Companies Law an ‘independent director’ is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed and, upon termination of service as an independent director, is subject to the same restrictions with respect to receipt of benefits, service as an office holder, employment and provision of professional services as are applicable to external directors.

Pursuant to the Companies Law, a public company, such as the Company, may include in its articles of association a provision providing that a specified number of its directors be independent directors or may adopt a standard provision providing that a majority of its directors be independent directors or, if there is a controlling shareholder or a 25% or more shareholder, that at least one-third of its directors be independent directors. The Company has not included such a provision in its Articles.

Regulations promulgated pursuant to the Companies Law provide that a director in a company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards and who meets certain non-affiliation criteria, which are less stringent than those applicable to external directors, could be considered an ‘independent’ director pursuant to the Companies Law provided: (i) he or she has been approved as such by the audit committee; (ii) he or she has not served as a director for more than nine consecutive years; and (iii) his or her remuneration shall be the same as that applicable to external directors. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if the audit committee and the board of directors determine that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is to the company’s benefit.

Although the Company has not included in its Articles a provision providing that a specified number of its directors be independent directors, it believes that four of its current ten directors qualify as independent directors and an additional four of its current ten directors could qualify as independent directors under the Companies Law, including two of its current directors who have served as directors for more than nine consecutive years, if its Audit Committee and Board were to make the determination as aforesaid and eight of them would qualify as independent under Nasdaq independence standards.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

At the Meeting, the three Class III Directors currently in office, Mrs. Yehudit Bronicki, Mr. Arie Weisberg and Dr. Jacob Richter, are candidates for re-election as Class III Directors for terms expiring at the Company’s annual general meeting to be held in 2016. The Nominating Committee of the Board (the “Nominating Committee”) has recommended to the Board, and the Board is recommending to shareholders, the election of each of these proposed nominees.

It is intended that proxies (other than those directing the proxy holders to vote otherwise) will be voted for the re-election of Mrs. Bronicki, Mr. Weisberg and Dr. Richter, as Class III Directors. If these nominees are so elected, the Board would be comprised of ten members, seven of whom would be designated into one of the three different classes. The remaining three directors would be the external directors. Each of the nominees will hold office until the expiration of their respective terms of appointment and until their respective successors shall have duly taken office unless the office is earlier vacated under any relevant provisions of the Articles or the Companies Law. In the event any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. As of the date of this Proxy Statement, the Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

Set forth below is information, as at July 31, 2013, concerning the directors of the Company.

Nominees for terms expiring in 2016

Class III Directors whose current terms expire at the 2013 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Yehudit Bronicki (2)	Managing Director of Ormat Industries Ltd.	December 29, 1941	2000	(3)	35,724	(4)

Dr. Jacob Richter (5)	Chairman of the Board of Directors of Medinol Ltd.	December 24, 1945	2012	(6)	3,039,420	7.18%

Arie Weisberg (2)	Company Director and Consultant	October 19, 1950	2010		232,445	(4)

Continuing directors

Class I Directors whose current terms expire at the annual general meeting in 2014

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Yochai Richter (5)	Active Chairman of the Board of Orbotech	September 17, 1942	1992	1,387,743	3.00%

Eliezer Tokman (2)(7)	Chief Executive Officer of Siemens Israel Ltd.	May 13, 1950	2007	34,192	(4)

Class II Directors whose current terms expire at the annual general meeting in 2015

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Prof. Shimon Ullman (2)(8)	Professor of Computer Science, Weizmann Institute of Science	January 28, 1948	1992	149,079	(4)

Dan Falk (2)(9)(10)	Company Director and Consultant	January 12, 1945	1997	43,724	(4)

Current External Directors

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Dr. Michael Anghel (2)(11)	Company Director and Executive	January 13, 1939	2008	(12)	31,774	(4)

Avner Hermoni (2)(11)	Chief Executive Officer of NaanDanJain Irrigation Ltd.	December 5, 1947	2012		5,475	(4)

Gideon Lahav (2)(9)	Company Director and Consultant	December 9, 1929	2009	(13)	24,352	(4)

(1)	The number and percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d—3(d) promulgated under the Exchange Act. Includes:
(a)	149,400 Ordinary Shares (in the case of Mr. Weisberg), 114,438 Ordinary Shares (in the case of Mr. Richter), 24,422 Ordinary Shares (in the case of Mrs. Bronicki, Mr. Falk, Mr. Tokman and Prof. Ullman), 22,152 Ordinary Shares (in the case of Dr. Anghel) and 16,851 Ordinary Shares (in the case of Mr. Lahav) and 3,911 Ordinary Shares (in the case of Mr. Hermoni and Dr. Richter) subject to vested but unexercised options; and
(b)	35,106 Ordinary Shares (in the case of Mr. Weisberg), 33,275 Ordinary Shares (in the case of Mr. Richter), 9,738 Ordinary Shares (in the case of Mrs. Bronicki, Mr. Falk and Prof. Ullman), 8,206 Ordinary Shares (in the case of Mr. Tokman), 8,058 Ordinary Shares (in the case of Dr. Anghel), 5,937 Ordinary Shares (in the case of Mr. Lahav) and 2,440 Ordinary Shares (in the case of Dr. Richter) issued as Restricted Shares, regardless of whether the applicable restrictions have lapsed.
(2)	‘Independent director’ as defined in the Nasdaq listing standards.
(3)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.
(4)	Less than 1%.
(5)	Dr. Jacob Richter and Yochai Richter are brothers.
(6)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009.
(7)	Member of the Remuneration Committee.
(8)	Member of the Nominating Committee.
(9)	Member of the Audit Committee, the Remuneration Committee and the Nominating Committee.
(10)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.
(11)	Member of the Audit Committee and the Remuneration Committee.
(12)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Dr. Anghel served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing from September 18, 2008, and again commencing from June 26, 2011.

(13)	Mr. Lahav also served as a director of the Company between December 28, 1998 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Mr. Lahav served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing from June 23, 2009, and again commencing from June 24, 2012.

***********

Yochai Richter has been the Active Chairman of the Board since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot Systems Ltd. (“Orbot”) and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the acquisition by the Company, in 1992, of all of the outstanding shares of Orbot (the “Merger”). He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel is a member of the board of directors of Partner Communications Company Ltd., a cellular telephone company and Syneron Medical Ltd., which designs, develops and markets aesthetic medical products, both of which are Israeli Nasdaq-listed companies. He is also a director of the Strauss-Group Ltd., Dan Hotels Corporation Ltd, Evogene Ltd. and BioLineRx Ltd., all of which are Israeli companies listed on the Tel Aviv Stock Exchange. Dr. Anghel is chairman of the board of directors of the Israeli Center for Educational Technology. From 2004 to 2005, he served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”). Dr. Anghel has been instrumental in founding several major Israeli communications operating companies as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat Industries Ltd. (“Ormat”), an Israeli manufacturer and developer of renewable energy power plants, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. (“Ormat Technologies”), a subsidiary of Ormat and a Delaware company listed on the New York Stock Exchange, and its subsidiaries. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd. (“Nice”), which develops and provides multimedia digital recording solutions, Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Orad Hi-Tec Systems Ltd. and is a member of the boards of directors of Plastopil Ltd. and Amiad Water Systems Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August 1995 to July 1999 and, between June 1994 and August 1995, served as its Executive Vice President and Chief Financial Officer. Prior thereto, he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd. (“Discount Bank”), prior to joining Orbot.

Avner Hermoni has, since 2007, served as chief executive officer of NaanDanJain Irrigation Ltd., an Israeli corporation which produces and markets tailor-made irrigation solutions globally. From 2003 to 2005, he was chief operations officer of Nice and, from 2000 to 2003, was chief executive officer of Shiron Satellite Communications Ltd., a company that develops and deploys two-way, broadband, internet protocol-over-satellite solutions. From 1997 to 1999, he simultaneously held the positions of President at Kulicke & Soffa (Israel) Ltd. and Corporate Vice President at Kulicke & Soffa Industries, Inc., a Nasdaq-listed company that designs and manufactures semiconductor assembly equipment. From 1990 to 1997 he served as president of Orbot Instruments Ltd., a company that produced systems for inspecting patterned silicon wafers for yield enhancement and masks used during the patterning process. From 1986 to 1989 he served as co-managing director of Orbot’s subsidiary in Belgium. Mr. Hermoni holds a bachelor’s degree in economics from the University of Haifa.

Gideon Lahav serves as a member of the boards of directors of DIC, Koor Industries Ltd. and The First International Bank of Israel Ltd., all of which are Israeli publicly-traded companies. From 1991 to 1997, he served as the chairman of the boards of directors of Discount Bank and its major banking subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Mortgage Bank Ltd. From 1986 to 1991, he served as the managing director of Discount Bank and, from 1979 to 1986, as its deputy general manager. From 1974 to 1979 Mr. Lahav held the position of general manager of Barclays Discount Bank Ltd. (subsequently renamed Mercantile Discount Bank Ltd.). Between 1953 and 1974 he served in various capacities with the Government of Israel, including with the Ministry of Finance and the Ministry of Foreign Affairs, and, from 1969 to 1974, as the Director General of the Ministry of Industry and Trade. Mr. Lahav received his bachelor’s degree in economics from the Hebrew University in 1953.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company that designs, manufactures and sells stents, and has been a director of that company since 1993 and also serves on the boards of directors of a number of other privately held companies. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994, and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992, and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Eliezer Tokman currently serves as the chief executive officer of Siemens Israel and on the boards of directors of a number of privately-held companies. From 2001 to 2002, he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001, he was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998, Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Prof. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Prof. Ullman was previously a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Prof. Ullman is a member of the Israel Academy of Sciences and Humanities and was the 2008 recipient of the international Rumelhart award in human cognition.

Arie Weisberg serves as a member of the board of directors of Lumenis Ltd., an Israeli Nasdaq-listed company, and Advanced Vision Technology Ltd. and Metzerplas Cooperative Agricultural Organization Ltd. From May 2006 to June 2009, he was President and Chief Operating Officer of the Company. From November 2002 to May 2006, he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000, he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000, he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995, he was co-general manager of Orbotech S.A. and from July 1991 to January 1993, he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988, he was west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

Alternate Directors

The Articles provide that a director may, by written notice to the Company, appoint another person to serve as an alternate director provided that such appointment is approved by a majority of the directors then in office, and that such appointing director may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the earlier of (i) the appointing director ceasing to be a director; (ii) the appointing director terminating the appointment; or (iii) the occurrence, with respect to the alternate, of any of the circumstances under which a director shall vacate his or her office. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors, and a person who is not qualified to be appointed as an ‘independent’ director may not be appointed as an alternate to an independent director. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a Managing Director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board.

Audit, Remuneration and Nominating Committees; Executive Sessions of Independent Directors

(i)	Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, the majority of whom must be independent directors. The Companies Law further stipulates that the following may not be members of the audit committee: (a) the chairman of the board of directors; (b) any director employed by or providing services on an ongoing basis to the company, to a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; (c) a director whose livelihood depends on a controlling shareholder; and (d) a controlling shareholder or any relative of a controlling shareholder.

The Companies Law further requires that: (i) the chairperson of the audit committee must be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee be a majority of the members of the audit committee, provided that the majority of the members present are independent directors and at least one of them is an external director.

The responsibilities of the audit committee under the Companies Law include: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (c) reviewing and deciding whether to approve certain related party transactions and certain actions involving conflicts of interest; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (f) examining the external auditor’s scope of work as well as the external auditor’s fees and providing the corporate organ responsible for determining the external auditor’s fees with its recommendations; and (g) providing for arrangements as to the manner in which the company will deal with employee complaints with respect to deficiencies in the management of the company’s business and the protection to be provided to such employees.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni and Mr. Gideon Lahav are the current members of the Audit Committee, with Dr. Anghel serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards, and, as external directors, each of Dr. Anghel, Mr. Avner Hermoni and Mr. Lahav is an independent director under the Companies Law. In addition, the Audit Committee and the Board have determined that Mr. Dan Falk also qualifies as an independent director under the Companies Law.

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and, unless the Board is authorized to determine their compensation in the Articles or by the shareholders, their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board, and the Company’s shareholders have done so in the past. In addition, pursuant to the Companies Law, the Audit Committee is required to examine the external auditors’ fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board and approved by either the shareholders or the Board, as the case may be. If the amendments to the Articles that are being brought to the shareholders for approval at the Meeting are approved, the Board will thereafter be authorized to determine the external auditors’ fees, following the approval and recommendation of the Audit Committee, and this authorization will no longer be brought to the shareholders for their approval at the Company’s annual general meetings. See Item 3 below.

(ii)	Remuneration Committee

Under a recent amendment to the Companies Law which became effective on December 12, 2012 (the “2012 Amendment”), the Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors, including all of the external directors, who must generally also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Compensation Regulations. In addition, the chairperson of the remuneration committee must be an external director.

The Companies Law further stipulates that directors who are not qualified to serve on the audit committee, as described above, may not serve on the remuneration committee either and that similar to the audit committee, generally, any person who is not entitled to be a member of the remuneration committee may not attend the remuneration committee’s meetings.

The responsibilities of the remuneration committee under the Companies Law include: (i) making recommendations to the board of directors with respect to the approval of the Compensation Policy (as defined in Item 4 below) and any extensions thereto; (ii) periodically reviewing the implementation of the Compensation Policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment (as defined in Item 4 below) of office holders; and (iv) resolving whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

The Remuneration Committee also oversees the administration of the Company’s various compensation plans and arrangements, in particular, the incentive compensation, deferred compensation and equity based plans of the Company (and to the extent appropriate, the subsidiaries of the Company) and assists the Board in fulfilling its responsibilities relating to the compensation of directors, the chief executive officer and other office holders of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). Under the Companies Law, the Remuneration Committee may need to seek the approval of the Board and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an ‘independent director’ in accordance with the Nasdaq listing standards. Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni, Mr. Gideon Lahav and Mr. Eliezer Tokman are the current members of the Remuneration Committee, with Mr. Lahav serving as its chairman.

See also Item 4 below.

(iii)	Nominating Committee

The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board, to recommend such individuals for nomination for election to the Board and to make recommendations to the Board concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting members of the Board and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to the responsibilities of the Board in the context of the existing composition and needs of the Board and its committees. Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. Mr. Dan Falk, Mr. Gideon Lahav and Prof. Shimon Ullman are the current members of the Nominating Committee, with Mr. Falk serving as its chairman.

At least twice per annum the independent directors of the Company meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

Certain Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as Active Chairman of the Board. For further information see Executive Remuneration—Remuneration of the Active Chairman of the Board.

For information concerning director remuneration and benefits, including the eligibility and participation of directors in the 2005 Directors Plan and outstanding equity awards to directors, including awards made during 2012, see Executive Remuneration—Other Directors’ Remuneration;—Equity Awards to Directors and Items 4 and 5 below.

Certain equity awards held by certain Office Holders of the Company are subject to immediate vesting in the event of such Officer Holder’s death or a change in control of the Company. In addition, certain Office Holders of the Company may, under certain circumstances, be eligible for increased severance pay.

Executive Remuneration

The following table sets forth, with respect to the Office Holders as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2012:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for stock options, Restricted Shares and RSUs
All Office Holders as a group (consisting of 23 persons including 4 who are no longer Office Holders)	$5,463,345	$597,613	$1,066,822

(a) Approval Required for Officer Holders’ Compensation

For a general discussion of the legal and regulatory background to arrangements with respect to the Terms of Office and Employment of Directors, the chief executive officer and other Office Holders, see Items 4 and 5 below.

(b) Remuneration of the Active Chairman of the Board

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay in cash equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Audit Committee, the Board and the shareholders have previously approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit (as defined) of the Company. No bonus was paid to Mr. Richter in respect of 2012.

Pursuant to shareholder approval, commencing from the 2010 Annual General Meeting of the Company, Mr. Richter became eligible to participate in the 2005 Directors Plan (as defined below) and will, for as long as he remains the Chairman of the Board, continue to receive annual equity-based remuneration with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares. In addition, as a continuing employee, equity awards made to Mr. Richter prior to his becoming so eligible continued to vest and become exercisable on their original terms and all such awards have now vested in full.

The above terms of Mr. Richter’s employment and service were approved prior to the 2012 Amendment. Any change to the terms described above will be subject to the approval process and other conditions set forth in the 2012 Amendment.

(c) Other Directors’ Remuneration

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, each of the members of the Board who is not, or will in the future cease to be, an employee of the Company is remunerated, as of September 2008, as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition, the Audit Committee, the Board and the shareholders of the Company have resolved that: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect changes in the Israeli CPI in the manner provided in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments, and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations. On July 31, 2013, after adjustment as described in (iii) above, the annual payment to each non-employee director stood at NIS 73,034.99; and the meeting participation compensation to each non-employee director stood at NIS 2,809.04.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”), which was amended with shareholder approval at the 2010 Annual General Meeting of the Company. Under the 2005 Directors Plan (as amended), each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors and directors who are employees of the Company, but not including the Chief Executive Officer (even if a director), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and Restricted Shares or RSUs, with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares with respect to the Chairman of the Board, and with an aggregate value equal to the lesser of $35,000 and the value of 3,000 Restricted Shares with respect to each other eligible director under the 2005 Directors Plan. There is no separate reserve of shares for purposes of the 2005 Directors Plan and awards will be granted to the extent that there are sufficient Ordinary Shares reserved under the 2000 Plan, the 2010 Plan and any other equity remuneration plan of the Company. All stock-based remuneration awarded under the 2005 Directors Plan is currently granted as part of, and out of Ordinary Shares available for grant under, the 2000 Plan or the 2010 Plan. Equity awards under the 2005 Directors Plan will, to the extent that there are sufficient options available for grant under the applicable Company equity plan, be apportioned at a ratio of one Restricted Share or RSU for every 2.5 Ordinary Shares subject to an option. All awards vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity plan under which they are awarded. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability), any options unexercised, or Restricted Shares or RSUs unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately.

The shareholders of the Company previously resolved, with respect to external directors, that in the event that, during their term as external directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, as such term is defined in the Compensation Regulations, or grants additional options to purchase Ordinary Shares to ‘other directors’, each external director will be entitled, without further shareholder approval, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional options to purchase such number of additional Ordinary Shares as is equal to the average number of additional Ordinary Shares subject to the options being granted to such ‘other directors’ and on substantially similar terms, as applicable.

In addition, the shareholders of the Company have in the past resolved to ratify and approve the purchase of insurance coverage in respect of the liability of its Office Holders (including directors); to indemnify all directors of the Company currently in office, and any additional or other directors as may be appointed from time to time; and to exempt and release to the maximum extent permitted by law all directors of the Company currently in office, and any additional or other directors as may be appointed from time to time, from and against all liability for monetary or other damages due to, or arising from, a breach of their duty of care to the Company, including in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

The Compensation Policy being brought for shareholder approval at the Meeting reaffirms the compensation, exemption and indemnification provisions with respect to the Company’s current and future directors including external directors, as provided for therein, and these will accordingly continue to apply following approval of the Compensation Policy. The shareholders will, however, be asked at the Meeting to approve the issuance of new indemnification and release letters to the directors, and to increase the directors’ and officer’s liability insurance coverage to up to $50 million in coverage. See Item 5 below.

Subject to the foregoing, any new director who is elected at the Meeting, as well as any current directors who are re-elected would be remunerated in the manner and would benefit from the insurance, indemnification, release and exemption discussed herein.

(d) Equity Awards to Directors

The following table sets forth information, as of July 31, 2013, concerning all outstanding option awards to persons who currently serve as directors:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Yochai Richter	Sep-18-2008	9.89	60,000	60,000	0	Sep-17-2015
	Jun-23-2009	7.21	40,000	40,000	0	Jun-22-2016
	Sep-1-2010	10.28	4,966	4,966	0	Aug-31,2017
	Jun-26-2011	12.48	4,583	4,583	0	Jun-25-2018
	Jun-24-2012	9.40	4,889	4,889	0	Jun-23-2019

Michael Anghel	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019

Yehudit Bronicki	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019

Dan Falk	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019

Avner Hermoni	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019

Gideon Lahav	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019

Jacob Richter	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019

Eliezer Tokman	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019

Shimon Ullman	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019

Arie Weisberg	Aug-10-2006	22.44	28,100	28,100	0	Aug-9-2013
	Aug-8-2007	21.65	16,000	16,000	0	Aug-8-2014
	Aug-7-2008	11.84	30,000	30,000	0	Aug-6-2015
	Nov-20-2008	3.86	30,000	30,000	0	Nov-19-2015
	Feb-26-2009	4.15	33,750	33,750	0	Feb-25-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019

In addition, during 2012, 1,956 Restricted Shares were issued to the Active Chairman of the Board. For information concerning Restricted Shares held by persons who currently serve as directors, see footnote 1(b) to the table of Nominees for Directors presented above.

All such awards are subject to the terms of the 2000 Plan and (other than certain of the awards made to the Active Chairman of the Board and to Mr. Weisberg) were made as part of the 2005 Directors Plan. For information concerning the method of calculation of the number of options and Restricted Shares awarded to directors under the 2005 Directors Plan, see—Other Directors’ Remuneration. On July 31, 2013, the closing price of the Ordinary Shares as reported by Nasdaq was $12.33.

During 2012: (i) options to purchase a total of 46,947 Ordinary Shares held by directors were cancelled and no options to purchase Ordinary Shares were exercised by any directors; and (ii) a total of 12,102 Restricted Shares held by directors (all of which were granted during 2011) vested. During the period from January 1, 2013 to July 31, 2013: (i) no options to purchase Ordinary Shares were exercised by any directors of the Company; (ii) options to purchase a total of 5,793 Ordinary Shares held by directors were cancelled; (iii) 1,956 Restricted Shares held by one director vested; and (iv) a total of 14,076 RSUs held by directors (all of which were granted during 2012) were settled.

In accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of Restricted Shares or shares delivered in settlement of RSUs or acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee. There are no longer any outstanding options that were awarded prior to January 1, 2003. Pursuant to shareholder approval, each of the equity awards to directors specified in the table above, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan or the 2010 Plan (whether as part of the 2005 Directors Plan or otherwise), will benefit from the above-described capital gains tax treatment. The Compensation Policy being brought for shareholder approval at the Meeting reaffirms this election with respect to directors and other Office Holders. See Item 4 below.

Policy on Confidentiality and Trading in Company Securities

As a publicly traded entity, the Company maintains and enforces policies concerning confidentiality of information and the purchase and sale of its securities by all directors, officers, employees and consultants of the Company and its subsidiary and related companies.

Certain Information Concerning Equity Awards to Office Holders

The following table sets forth for all Office Holders as a group, including all persons who were at any time during the period indicated Office Holders, certain information in respect of both the 2000 Plan and the 2010 Plan concerning: (i) equity awards granted by the Company between January 1, 2012 and December 31, 2012; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2012.

	Plan
	2000	2010
Equity Awards Granted:
• Number of Ordinary Shares subject to options	81,988	N/A
• Weighted average option exercise price per Ordinary Share	$8.93	N/A
• Year of expiration of options	2019	N/A
• Number of Restricted Shares	1,956	0
• Number of RSUs	N/A	100,576
Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	34,750	N/A
• Weighted average option exercise price per Ordinary Share	$4.09	N/A
• Restricted Shares vested	42,694	0
• RSUs vested	N/A	54,600
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	127,697	N/A
• Weighted average option exercise price per Ordinary Share	23.94	N/A
• Number of Restricted Shares	0	0
• Number of RSUs	N/A	0
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	1,372,584	N/A
• Weighted average option exercise price per Ordinary Share	$11.14	N/A
• Weighted average remaining option life (years)	3.05	N/A
• Number of Restricted Shares	259,813	0
• Number of RSUs	N/A	215,826

It is proposed that at the 2013 Annual General Meeting the following resolutions be adopted:

“RESOLVED that:

(a)	The Class III Director, Yehudit Bronicki, be, and she hereby is, re-elected for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2016 and when her successor has been duly elected;

(b)	The Class III Director, Jacob Richter, be, and he hereby is, re-elected for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2016 and when his successor has been duly elected;

(c)	The Class III Director, Arie Weisberg, be, and he hereby is, re-elected for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2016 and when his successor has been duly elected.”

Each of the three resolutions above will be voted upon separately at the Meeting.

The Board recommends a vote FOR approval of the proposed resolutions.

ITEM 2—Approval of Re-appointment of Auditors

At the 2013 Annual General Meeting, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited (“PwC”), will be nominated for re-appointment as auditors of the Company for the fiscal year ending December 31, 2013, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors requires and their compensation generally requires the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board, and the Company’s shareholders have done so in the past. Pursuant to Israeli law, the Audit Committee is required to examine the external auditor’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ. The Audit Committee has reviewed, and is satisfied with, the performance of Kesselman & Kesselman, and has approved their re-appointment as external auditors. Approval of that appointment, as well as authorization of the Board to determine the compensation of the external auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders. If the amendments to the Articles that are being brought to the shareholders for approval at the Meeting are approved, the Board will thereafter have the authority to determine the external auditors’ fees, following the approval and recommendation of the Audit Committee, and this authorization will no longer be brought to the shareholders for their approval at the Company’s annual general meetings. See Item 3 below.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting or at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company by Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”), as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, a member of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2012 and 2011 were pre-approved by the Audit Committee in accordance with the procedures outlined above, save that the list of services that were proposed to be provided during 2011 by Kesselman & Kesselman and/or other member firms of PwC and the report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed, were presented to the Audit Committee in May 2011, subsequent to the Audit Committee’s final review of management’s annual report on internal control over financial reporting and to the approval of the Company’s annual financial statements for the preceding fiscal year.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
Audit fees (1)	$845,000	$806,000
Audit related fees (2)	0	197,000
Tax fees (3)	325,000	335,000

Total	$1,170,000	$1,338,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and fees in connection with the registered public offering of 7,705,000 Ordinary Shares completed by the Company in May 2011.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and other.

Kesselman & Kesselman has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of Kesselman & Kesselman. A representative of Kesselman & Kesselman will be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

It is proposed that at the 2013 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2013, and until the Company’s next annual general meeting, and that the Board of Directors of the Company be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

The Audit Committee recommends a vote FOR approval of the proposed resolution.

ITEM 3—Proposal to Amend the Company’s Memorandum of Association and the Company’s Articles of Association

Proposal to Amend the Company’s Memorandum of Association

The current Memorandum was adopted upon incorporation of the Company in 1981. Following adoption of the Companies Law in 1999, companies are no longer required to have a memorandum of association and provisions which were formerly required to be included in the memorandum of association may now be included in the articles of association and may be in simpler form. Accordingly, it is being proposed to replace Section 2 of the Memorandum, which currently includes a list of more than 30 different purposes of the Company, a practice that was common in accordance with the legislative framework that was applicable at the time the Memorandum was initially adopted, with one general and broad purpose, in accordance with the provisions of the Companies Law—to engage in any lawful activity.

The form of the Memorandum incorporating the proposed amendment and previous amendments is attached to this Proxy Statement as Exhibit A.

Pursuant to applicable Israeli law, if approved by the shareholders at the Meeting, the Company is required to publish, in two daily newspapers within three days of the Meeting, the fact that a resolution to approve the proposed change to the Memorandum was adopted and the contents of the resolution. Shareholders who hold 10% or more of the issued and outstanding share capital of the Company and creditors holding 10% or more of any debentures issued by the Company or 10% or more of the unsecured debt of the Company have the right, within twenty-one (21) days of the Meeting, to petition the competent court in Israel to annul the resolution. The amendment to the Memorandum will become effective twenty-one (21) days after the Meeting unless a petition to annul the resolution was filed as described above, in which case the amendment would not become effective unless and until approved by the court.

Proposal to Amend the Company’s Articles of Association

In light of changes in the Companies Law and in other laws since the adoption of the Company’s Articles in their current form in 2001, certain amendments are being proposed to the Company’s Articles.

Following the recommendation of the Company’s Compensation Committee and the approval of the Audit Committee and the Board, the shareholders are being asked to approve the proposed amendments to the Articles as reflected in the amended articles of association, attached to this Proxy Statement as Exhibit B and to replace the current Articles with a consolidated and integrated form of the Articles incorporating all such amendments. In Exhibit B, the proposed additions to the Articles are underlined and the proposed deletions are indicated by a strikethrough.

The proposed amended Articles incorporate non-substantive changes and clarifications to the current Articles as well as a number of substantive changes. In some cases, these changes are responsive to certain provisions of the Companies Law or are designed to enable the Company to take advantage of certain provisions of Israeli law. These consist of the following:

(a)	describing in the Articles the purpose of the Company and the way in which the liability of the shareholders is limited, as required by the Companies Law. The description of the Company’s purpose is identical to the proposed amendment to the Memorandum discussed previously and is subject to approval of the amendment to the Memorandum;

(b)	updating the insurance, indemnification and exemption provisions to reflect recent changes in Israeli law by allowing the Company to insure and indemnify directors and other Office Holders from certain legal fees and expenses and certain payments incurred or imposed in administrative proceedings, as well as allowing insurance, indemnification and release of the Company’s directors and other Office Holders to the fullest extent permitted by law;

(c)	allowing the Company to convene a general meeting of shareholders without sending notice to the shareholders but rather by publicizing the convening of general meetings in a manner reasonably determined by the Company;

(d)	clarifying certain notice and publication procedures;

(e)	providing that the Board has the authority (without the need to receive shareholder approval) to determine the remuneration of the Company’s independent auditors, as commonly practiced by companies in Israel and in the United States;

(f)	clarifying that certain related party transactions may be approved by committees of the Board, if so authorized by the Board; and

(g)	implementing certain other non-substantive changes to the Articles, including correcting certain linguistic inconsistencies and ambiguities.

It is proposed that at the 2013 Annual General Meeting the following resolutions be adopted:

“RESOLVED that:

(a)	The Memorandum of Association of the Company be, and it hereby is, amended so that Section 2 thereof shall be replaced in its entirety with a new Section 2 to the Company’s Memorandum of Association as follows:

“2.	The purpose of Company is to engage in any lawful activity.”

(b)	The current Articles of Association of the Company be, and they hereby are, amended as set forth in Exhibit B to the Company’s Proxy Statement for its 2013 Annual General Meeting of Shareholders and that a consolidated form of the Articles of Association, incorporating all such amendments in an integrated form, be, and it hereby is, adopted and approved.”

Each of the two resolutions above will be voted upon separately at the Meeting.

The affirmative vote of at least seventy-five percent (75%) of the voting power present in person or by proxy and voting thereon at the Meeting is necessary for the adoption and approval of the above resolutions.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 4—Ratification and Approval of a Compensation Policy for Directors and Other Office Holders of the Company

Pursuant to the 2012 Amendment, public companies are required to adopt a compensation policy by September 2013, which sets forth company policy regarding the terms of office and employment of Office Holders, including exemption and release of the Office Holder from liability for breach of his or her duty of care to the company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”).

The compensation policy must be based on and must include and reference certain matters and provisions set forth in the Companies Law, which include: (i) promoting the company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for the company’s Office Holders, considering, among other things, the company’s risk management policy; (iii) the company’s size and nature of its operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the Office Holder’s contribution to achieving the company’s objectives and maximization of the company’s profits, with a long-term view and in accordance with his or her position.

The compensation policy must be approved by the company’s board of directors, after considering the recommendations of the remuneration committee. The compensation policy also requires approval of the company’s shareholders by the Compensation Majority.

To the extent not approved by the shareholders, the board of directors and the remuneration committee may override the resolution of the shareholders following a re-discussion of the matter and for specified reasons.

The term of the Compensation Policy being brought for approval at the Meeting is not limited. However, pursuant to the Companies Law as currently in effect, a compensation policy that is for a period of more than three years generally needs to be brought for approval in accordance with the above procedure every three years.

Following the recommendation of the Remuneration Committee, the Board of Directors has approved, and recommends that the shareholders approve, the proposed Compensation Policy for Directors and Officers, in the form attached to this Proxy Statement as Exhibit C (the “Compensation Policy”).

When considering the proposed Compensation Policy, the Remuneration Committee and the Board considered numerous factors, including the relevant matters and provisions set forth in the Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of legal and compensation advisors.

If the Compensation Policy is approved, until otherwise determined, the compensation payable to the Company’s current and future directors, including equity-based compensation, as described above and approved by the shareholders at the Company’s 2008 and 2010 annual general meetings, as well as the determination that the external director’s compensation, including equity-based compensation, will be relative to that of ‘other directors’, as described in the Compensation Policy, will also be approved. The exemption and release of the Company’s current and future directors and chief executive officer(s) from liability for a breach of their duty of care to the Company and the undertaking in advance to indemnify them as approved by the shareholders at the Company’s 2001 and 2000 annual general meetings, respectively, will also likewise be approved, until otherwise determined. See item 5 below with respect to a proposal to update and replace the current undertaking in advance to indemnify directors and chief executive officers.

Since 2010, Orbotech has taken a more disciplined approach to managing dilution and is committed to managing its employee equity award programs while minimizing shareholder dilution. For this reason, in administering its equity award programs the Company considers both its ‘burn rate’ and its ‘overhang’ in evaluating the impact of these programs on shareholders. For these purposes, the Company defines ‘burn rate’ as the number of Ordinary Shares subject to equity awards granted during the year less the number of Ordinary Shares subject to equity awards cancelled and returned to the equity award plans (net equity grants), divided by the number of Ordinary Shares outstanding. The burn rate measures the potential dilutive effect of the Company’s equity grants. The Company defines ‘total overhang’ as the full value awards and options outstanding but not exercised (in the case of options), plus equity awards available to be granted (the ‘available equity award shares’), divided by the total number of Ordinary Shares outstanding. The overhang measures the potential dilutive effect of outstanding equity awards and future awards available for grant. By adopting a disciplined approach to share repurchases and managing dilution, Orbotech expects to continue to reduce its weighted average diluted shares. It is the Company’s current intention to continue to limit burn rate and total overhang to a level consistent with recent historical usage.

In the Proxy Statement delivered to shareholders prior to the Company’s 2010 annual general meeting, the Company indicated that Orbotech’s ‘simple’ dilution (calculated by dividing: (i) the total number of Ordinary Shares subject to outstanding options and RSUs plus the total number of Ordinary Shares available for future equity awards by (ii) the total number of Ordinary Shares outstanding) on July 23, 2010, was 15.8% and that, given certain assumptions, it expected that the Company’s simple dilution in 2014 would be reduced to 8.1%. On July 31, 2013, the Company had outstanding 42,296,799 Ordinary Shares and 3,791,926 Ordinary Shares were subject to outstanding options, 398,287 Ordinary Shares were subject to outstanding and unvested RSUs and 637,672 Ordinary Shares remained available for future equity awards pursuant to equity remuneration plans adopted or assumed by the Company. Based on the above, Orbotech’s ‘simple’ dilution as at July 31, 2013 had been reduced to 11.4% from 15.8% in July 2010 and the Company intends to continue its efforts to reduce shareholder dilution.

The full text of the proposed Compensation Policy is attached as Exhibit C hereto.

It is proposed that at the 2013 Annual General Meeting the following resolution be adopted:

“RESOLVED, to approve the proposed compensation policy in the form attached as Exhibit C to the Company’s Proxy Statement for its 2013 Annual General Meeting of Shareholders.”

The approval of the above resolution requires approval by the Compensation Majority.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5—Insurance, Exemption and Indemnification of Directors and the Chief Executive Officer

Under the Companies Law, procurement of insurance coverage for an Office Holder of a company, the indemnification of an Office Holder and the exemption of an Office Holder from liability for breach of his or her duty of care to a company form part of the Terms of Office and Employment of an Office Holder and require the approval of the company’s remuneration committee and board of directors, and, if the Office Holder is a director or chief executive officer, the approval of the company’s shareholders.

The shareholders have previously approved the procurement of certain insurance coverage with respect to the Company’s Office Holders, including its directors (including external directors) and chief executive officer that would provide for up to $30 million in coverage.

In light of the 2012 Amendment and in the course of formulating the Compensation Policy, the Remuneration Committee and the Board have reviewed the directors’ and officers’ insurance coverage and have resolved to ratify and approve, and recommend to the shareholders to ratify and approve, the purchase and periodic renewal at the Company’s expense, without the need for any further act or approval, of insurance coverage with respect to the liability of its Office Holders, including its directors and chief executive officer currently in office and of any additional or other Office Holders, including directors and chief executive officer(s) who may be appointed from time to time in the future, including external directors, to the maximum extent permitted by law, that will provide for up to $50 million in coverage and which will include coverage with respect to any public offering of shares or other securities of the Company. It is also proposed that each of the chairman of the Board and the chief executive officer of the Company, as shall be in office from time to time, and/or any person designated by him or her, shall have the authority to obtain, renew and keep in force such insurance.

Additionally, in the course of formulating the Compensation Policy and in the light of certain changes in the Companies Law and in other laws, the Remuneration Committee and the Board have determined, subject to the adoption of the amendments to the Articles as proposed in Item 3 above, that in order to help ensure the Company’s continued ability to attract and retain highly qualified directors and highly qualified individuals to serve as chief executive officer, that it would be appropriate, as is customary in the United State and in Israel, to re-affirm the exemption and release of its current directors and chief executive officer and of any additional or other directors and of any additional or other chief executive officer(s) who may be appointed from time to time in the future, without the need for any further act or approval, including external directors, from liability for breach of his or her duty of care to the Company and to revise the current undertaking in advance to indemnify them by adding reference to additional matters for which an undertaking in advance to indemnify may be given under current Israeli law, by updating the events and circumstances which in the Board’s opinion are foreseeable in light of the Company’s current activities and in connection with which indemnification may be given, and by making certain other changes, all as set forth in the proposed Indemnification and Exemption and Release attached hereto (which omits the formal parts) as Exhibit D (the “Letter of Indemnification and Release”). No change is being proposed in the amount of indemnification under this undertaking in advance to indemnify Office Holders, and this amount will remain, for all Office Holders in the aggregate, $25 million.

Under the proposed Letter of Indemnification and Release the Company’s undertaking to indemnify any director or chief executive officer for monetary liabilities or obligations imposed on him or her by a court judgment (including a settlement or an arbitrator’s award approved by a court), shall: (i) be limited to matters that are connected or otherwise related to those events or circumstances set forth in Appendix A thereto; and (ii) not exceed $25 million in the aggregate for all Office Holders to whom the Company will have approved and granted in advance such indemnification undertaking. The Board has determined, in accordance with Israeli law, that such maximum amount is reasonable under the circumstances and that the events and circumstances specified in said Appendix A are foreseeable in light of the Company’s activities as of the date hereof.

The proposed insurance coverage, the proposed exemption, the proposed indemnification and the proposed Letter of Indemnification and Release are consistent with the proposed Compensation Policy.

If approved, the proposed Letter of Indemnification and Release will replace the undertaking in advance to indemnify directors referenced in the Compensation Policy which was approved by the shareholders at the Company’s 2000 annual general meeting.

In order to provide for the indemnification for all matters set forth in the Letters of Indemnification and Release in the form attached hereto as Exhibit D, the Articles of Association must be amended. Such amendment is proposed in Item 3 above.

It is proposed that at the 2013 Annual General Meeting the following resolution be adopted:

“RESOLVED:

(a)	to ratify and approve the purchase and the periodic renewal, at the expense of the Company, without the need for further act or approval, of insurance coverage in respect of the liability of the Company’s Office Holders (as such term is defined in the Israel Companies Law, 5759-1999), including its directors and its chief executive officer, currently in office, and any additional or other Office Holders, including directors and chief executive officer(s), as may be appointed from time to time in the future, including external directors, to the maximum extent permitted by law, that will provide for up to $50 million in coverage and will include coverage with respect to any public offering of shares or other securities of the Company, and that each of the chairman of the Company’s board of directors and the chief executive officer of the Company as shall be in office from time to time and/or any person designated by him or her, be, and each of them hereby is, authorized to obtain, renew and keep in force and effect such insurance;

(b)	to exempt and release to the maximum extent permitted by law all directors of the Company and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, without the need for further act or approval, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, including with respect to any such breach in their capacity as Office Holders of the Company which occurred prior to the date hereof;

(c)	that the Company undertake to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, without the need for further act or approval, to the extent, for such matters, costs and expenses and as set forth in the form of Indemnification and Exemption and Release attached as Exhibit D to the Company’s Proxy Statement for its 2013 Annual General Meeting of Shareholders, including with respect to any acts or omissions made in their capacity as Office Holders of the Company prior to the date hereof, all subject to and as set forth in said Exhibit D; and

(d)	to issue letters of indemnification and exemption and release to all directors and to the chief executive officer of the Company currently in office, and to any additional or other directors or chief executive officer(s) as may be appointed from time to time in the future, including external directors, without the need for further act or approval, in the form of Exhibit D to the Company’s Proxy Statement for its 2013 Annual General Meeting of Shareholders, and that each of the chairman of the Company’s board of directors and the chief executive officer of the Company as shall be in office from time to time and/or any person designated by him or her, be, and each of them hereby is, authorized to execute and deliver any such letters of indemnification and exemption and release in the name of the Company and on its behalf.”

The approval of the above resolutions requires approval by the Compensation Majority. If the Compensation Policy, as described in Item 4 above, is approved at the Meeting, the affirmative vote of a simple majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon will be sufficient to approve the insurance for directors and other Office Holders, other than the chief executive officer, and to approve the exemption and indemnification for directors as set forth above.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Consideration of the Report of the Independent Registered Public Accounting

Firm and the Consolidated Financial Statements

At the 2013 Annual General Meeting, the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2012, will be presented for discussion. The representative of Kesselman & Kesselman present at the Meeting will be available to respond to appropriate questions from shareholders concerning the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company.

SHAREHOLDER PROPOSALS

All shareholder proposals which are intended to be presented at the 2014 Annual General Meeting of Shareholders must be received by the Company no later than April 8, 2014.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, but if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board

YOCHAI RICHTER	ASHER LEVY
Active Chairman of the Board of Directors	Chief Executive Officer

Dated: August 6, 2013

Exhibit A

MEMORANDUM OF ASSOCIATION

OF

1.	The name of the Company is:

Orbotech Ltd.

2.	The purpose of the Company is to engage in any lawful activity.

3.	The liability of the members is limited.

4.	The share capital of the Company is 11,200,000 (Eleven Million Two Hundred Thousand) New Israeli Shekels (“NIS”), divided into 80,000,000 (Eighty Million) Ordinary Shares of NIS 0.14 (Fourteen New Agorot) each.

The rights for the time being attached to the said Shares or any other classes of Shares in the original or increased capital of the Company may be modified or dealt with in the manner set out in the Articles of Association of the Company.

Any Shares created by the increase of the capital may be divided into several classes, and may be issued with any preferential, special or qualified rights, privileges or conditions attached thereto as may be specified by the terms of the resolution creating these Shares.

5.	Changes to the Memorandum

The Company may, by such majority as shall be set forth in its Articles of Association from time to time, change its name; increase its registered share capital by the creation of new shares in such amount and of such classes as it may deem expedient; consolidate its share capital or any portion thereof and divide it into shares of larger nominal value than its existing shares; divide its existing shares or any portion thereof by subdivision into shares of smaller nominal value; cancel any unissued shares provided there is no obligation of the Company, including a contingent obligation, to issue the shares, and reduce in such manner its share capital by the amount of the shares which were cancelled; and/or reduce its share capital in any manner permitted by law and subject to any condition required by law.

6.	We, the several persons whose addresses and names are subscribed, are desirous of being formed into a Company in pursuant of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

(signature)

(signature)

A-1

Exhibit B

The Companies Law

Articles of Association of

Orbotech Ltd.

The name of the Company is:

and in English is:	Orbotech Ltd.

Preliminary

1.	(a)	In these Articles, unless the context otherwise requires:

(i)	The “Company” means Orbotech Ltd.

(ii)	The “Office” means the registered office of the Company for the time being.

(iii)	The “Companies Law” means the Companies Law, 5759-1999 or any law which may replace or amend it, as shall be in force from time to time.

(iv)	The “Register” means the principal register of Members specified in Article 91, to be kept in accordance with the Companies Law, and/or, if the Company shall have any additional or branch register(s), any such additional or branch register(s) as the case may be.

(v)	“Member” or “Shareholder” means any person registered in the Register as the owner of shares of the Company.

(vi)	A “General Meeting” means a meeting of the Shareholders, whether an Annual General Meeting or an Extraordinary General Meeting, both as hereinafter defined.

(vii)	The “Board of Directors” or “Board” means the board of directors of the Company.

(viii)	A “Board Meeting” means a meeting of the Board of Directors.

(ix)	A “Shareholder Resolution” means a resolution adopted by a simple majority of the voting rights of the Company represented, personally or by proxy, and voting with respect thereto, unless a different majority is required in respect to such matter pursuant to the Companies Law or these Articles at the time the resolution is voted on, in which case a “Shareholder Resolution” shall mean a resolution adopted by such required majority.

(b)	Subject to the provisions of this Article, in these Articles, unless the context otherwise requires, words and expressions used herein which are defined in the Companies Law, or any modification thereof in force at the date at which these Articles become binding upon the Company, shall have the meaning so defined, words importing the singular shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include bodies corporate and the captions used herein shall not be deemed to affect the construction of any provision hereof.

(c)	The Company may donate reasonable amounts to any worthy cause, as determined and approved by the Board of Directors, even if such donation is not made for business considerations.

(d)	The purpose of the Company is to engage in any lawful activity.

(e)	The liability of each Shareholder is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares of the Company held by such Shareholder.

Share Capital

2.	(a)

The share capital of the Company is 11,200,000 (Eleven Million Two Hundred Thousand) New Israeli Shekels (“NIS”), divided into 80,000,000 (Eighty Million) Ordinary Shares of NIS 0.14 (Fourteen New Agorot) each, all ranking pari passu (“Ordinary Shares”).

(b)	Ordinary Shares in respect of which all calls have been fully paid shall confer on their holders the right ~~to receive notices of, and~~ to attend and to vote at~~,~~ General Meetings of the Company. Subject to the rights of holders of shares with limited or preferred rights, Ordinary Shares shall confer upon the holders thereof equal rights to receive dividends and to participate in the distribution of the assets of the Company upon its winding-up, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividends are being paid or such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

Shares

3.	Without prejudice to any special rights previously conferred upon the holders of existing shares of the Company, the Company may, from time to time, by Shareholder Resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such Shareholder Resolution.

4.	(a)

If at any time the share capital is divided into different classes of shares, the Company may by Shareholder Resolution, unless otherwise provided by the terms of issue of the shares of that class, modify, convert, broaden, add or otherwise alter the rights, privileges, advantages, restrictions and provisions related or unrelated at that time to the shares of any class either with the consent in writing of the holders of at least 75% of the issued shares of that class or with the sanction of a resolution passed by a simple majority of those present, personally or by proxy, and voting thereon at a separate general meeting of the holders of the shares of that class.

(b)	The provisions of these Articles relating to General Meetings and to the convening thereof and to notices in respect thereof and to resolutions to be passed thereat shall mutatis mutandis apply to every separate general meeting as mentioned above.

(c)	Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance or allotment of additional shares thereof, or the creation of additional shares of that class as a result of conversion of shares from another class or the unification with another class shall not be deemed to modify or alter the rights attached to the previously issued shares of such class or of any other class.

5.	(a)

The unissued shares shall be under the control of the Board of Directors who may issue or allot them or give any person the option to acquire them or otherwise dispose of them for cash or other consideration to such persons, on such terms and conditions, and either at a premium or at par, or, subject to the provisions of the Companies Law, at a discount and at such times as the Board of Directors may deem fit, and with full authority to serve on any person a call on any shares as provided in Article 13 below, during such time and for such consideration as the Board of Directors may deem fit.

(b)	The Company may pay a commission to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company, provided such commission does not exceed 10% of the price at which the shares in respect of which the commission is paid are issued. Such commission may be paid in cash or in fully or partly paid shares of the Company, or in a combination of such methods.

6.	If by the conditions of allotment of any share, the whole or any part of the price thereof shall be payable by installments, every such installment shall, when due, be paid to the Company by the registered holder of the share for the time being or from time to time or by his administrators.

7.	The Board of Directors may make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls and/or the time of payment thereof.

8.	Save as herein otherwise provided, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as by statute required, be bound to recognize any equitable or other claim to or interest in such share on the part of any other person and the Company shall not be bound by or required to recognize any equitable, contingent, future or partial interest in any shares or any right whatsoever in respect of any shares other than an absolute right to the entirety thereof in the registered holder.

Share Certificates

9.	The certificates of title to shares (“Share Certificates”) shall be issued under the seal or the rubber stamp of the Company and shall bear the manual or facsimile signatures of two Directors, or one Director and the Secretary of the Company, or such other persons as are authorized by the Board of Directors. In case any Director, officer or such other authorized person who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such Director, officer or authorized person before such certificate is issued, it may be issued by the Company with the same effect as if he were such Director, officer or authorized person at the date of issue.

10.	Every Member shall be entitled without payment to receive one Share Certificate representing in aggregate all the shares registered in his name.

11.	Share Certificates of shares registered in the names of two or more persons shall be delivered to the person first named in the Register in respect of such co-ownership and such delivery shall be deemed sufficient delivery to all co-owners. The Company shall not be bound to issue more than one Share Certificate to the joint holders.

12.	If a Share Certificate is defaced, lost or destroyed, it may be renewed upon production of such evidence of loss, the provision of such indemnities and the payment of such fee (if any) as the Board of Directors thinks fit.

Calls

13.	The Board of Directors may from time to time make such calls as it deems fit upon the Members in respect of all moneys unpaid on the shares held by them respectively, and by the conditions of allotment thereof not made payable at fixed times, and each Member shall pay the amount of every call so made on him to the persons and at the time and place appointed by the Board of Directors. A call may be made payable by installments and shall be deemed to have been made when the resolution of the Board of Directors authorizing such call is passed.

14.	Fourteen days’ notice of any call shall be given, specifying the time and place of payment, and to whom such call shall be paid, provided that before the time for payment of such call the Board of Directors may, by notice in writing to the Members, revoke the same or extend the time for payment thereof.

15.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

16.	If by the terms of issue of any share or otherwise any amount is made payable at any fixed time or by installments at fixed times, whether on account of the nominal value of the share or by way of premium, every such amount or installment shall be payable as if it were a call duly made by the Board of Directors of which due notice had been given, and all the provisions herein contained in respect of such calls shall apply to such amount or to such installment.

17.	If the amount of any call or installment is not paid on or before the due date for payment thereof, then the person who is for the time being the owner of the share on which the call was made or the installment became due shall pay interest on the said amount at the maximum rate permissible under law for the time being, or at such lesser rate as may be fixed by the Board of Directors from time to time, as from the date for payment until the same is actually paid. The Board of Directors shall, however, be at liberty to waive the payment of interest, wholly or in part. No Member shall be entitled to receive any dividend or to exercise any privileges as a Member until he shall have paid all calls for the time being due and payable on every share held by him whether alone or jointly with any other person together with interest and expenses (if any).

18.	If the Board of Directors deems fit, it may receive from any Member willing to advance the same, any amounts due on account of all or any of his shares which have not yet been called or in respect of which the date of payment has not yet fallen due, and, unless otherwise agreed with such Member, the Board of Directors may pay him interest on all or any of the amounts so advanced, up to the date when the same would, if not paid in advance, have fallen due, at such rate of interest as may be agreed upon between the Board of Directors and such Member, and the Board of Directors may at any time repay any amount so advanced by giving such Member seven days’ prior notice in writing.

19.	The Board of Directors may determine differences between Members in relation to the amount of any call and to the date of payment.

Forfeiture and Lien

20.	If any Member fails to pay any call or installment on or before the day appointed for payment of the same, the Board of Directors may at any time thereafter, as long as the said call or installment remains unpaid, resolve to forfeit all or any of the shares in the event the Member does not pay the same, as provided below, together with any interest that may have accrued and all expenses that may have been incurred by reason of such non-payment.

21.	Notice of any such resolution shall be served on the Member. The notice shall specify a day (being not less than 14 days from the date of the notice) and a place or places on and at which such call or installment and such interest and expenses as aforesaid are to be paid. The notice shall also state that in the event of non-payment at or before the time and at the place appointed, the shares in respect of which the call was made or installment is payable will be ipso facto forfeited, save shares that have been fully paid for.

22.	Any forfeiture as aforesaid shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

23.	Any share so forfeited shall be the property of the Company, and the Board of Directors may, subject to the provisions hereof, sell, re-allot and otherwise dispose of the same as it may deem fit.

24.	The Board of Directors may, at any time before any share so forfeited shall have been sold, re-allotted or otherwise disposed of, annul the forfeiture on such conditions as it deems fit. No such annulment shall estop the Board of Directors from re-exercising its powers of forfeiture pursuant to these Articles.

25.	Any Member whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, installments, interest and expenses owing upon or in respect of such shares at the time of forfeiture, together with interest thereon from the time of forfeiture, until payment, at the maximum rate of interest permissible under law for the time being, and the Board of Directors may enforce the payment of such moneys, or any part thereof, if it so thinks fit, but shall not be under any obligation to do so.

26.	The provisions of these Articles relating to forfeiture shall apply to any case of nonpayment of a known sum which, according to the terms of issue or allotment of the share, is payable at any fixed time, whether on account of the nominal value of the share or by way of premium, as if such sum were payable under a call duly made, notified and delivered.

27.	Except to the extent that the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each Member (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and obligations to the Company arising from any amount payable by such Shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or obligation has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise decided by the Board, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) on such shares, immediately prior to such transfer.

28.	For the purpose of enforcing such lien, the Board of Directors may sell the shares subject thereto in such manner as it deems fit; but no sale shall be made until the time for the fulfillment or discharge of the debts, liabilities and engagements as aforesaid shall have arrived, and until notice in writing of the Company’s intention to sell shall have been served on such Member, his executors or administrators, and the payment, fulfillment or discharge of such debts, liabilities or engagements shall not have been made during the seven days after such notice.

29.	The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or towards satisfaction of the debts, liabilities or engagements of such Member (including debts, liabilities and engagements which have not yet fallen due for payment or satisfaction) and the remainder (if any) shall be paid to the Member, his executors, administrators or assigns.

30.	Upon any sale after forfeiture or for enforcing a lien in exercise of the powers hereinbefore given, the Board of Directors may appoint some person to execute an instrument of transfer of the shares sold and cause the purchaser’s name to be entered in the Register in respect of the shares sold, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after his name has been entered in the Register in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale, if grounds for any remedy exist in accordance with law, shall be in damages only and against the Company exclusively.

Transfer and Transmission of Shares

31.	(a)

Any transfer of shares of the Company which have not been fully paid-up will be subject to the approval of the Board of Directors. The Board of Directors may, at its sole discretion, refuse to approve a transfer of shares as aforesaid, without the requirement to provide reasons for its decision.

(b)	The transfer of shares which have been fully paid-up is not subject to the approval of the Board of Directors.

32.	No transfer of shares shall be registered or, if such approval is required, approved by the Board of Directors unless a proper instrument of transfer has been submitted to the Company (or its transfer agent) together with the Share Certificate for the transferred shares (if such has been issued) and with any other evidence the Board of Directors may require in order to prove to its satisfaction the rights of the intending transferor in the transferred shares.

33.	(a)

The instrument of transfer shall be signed by the transferor and the transferee and shall be duly stamped, if required by law, and the transferor shall be considered the owner of the shares until the transferee is registered in the Register in respect of the shares transferred to him. The Board may decide that, with respect to a transfer of fully paid-up shares, the instrument of transfer need only be signed by the transferor. The Board may also decide that the signature of a witness on the instrument of transfer is not necessary. The instrument of transfer of any share shall be in writing in such usual or accepted form or forms as shall be approved by the Board of Directors.

(b)	The Company may impose a fee for registration of a share transfer, at such reasonable rate as may be determined by the Board from time to time.

34.	Instruments of transfer that are registered shall remain in the Company’s possession; however, instruments of transfer which the Board of Directors refuses to register in accordance with Article 31(a), 32 or 33 above shall, on demand made by whomever delivered them, be returned to such person together with the Share Certificate (if delivered).

35.	The executors and administrators of a deceased sole holder of a share, or, if there are no executors or administrators, the persons beneficially entitled as heirs of a deceased sole holder, shall be the only persons recognized by the Company as having any title to the share. In case of a share registered in the names of two or more holders, the Company shall recognize the survivor or survivors as the only persons having any title to or benefit in the share. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

36.	Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession or such other evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall be registered as a Member in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

37.	The Company may recognize the receiver or liquidator of any Member in winding-up or dissolution, or the trustee in bankruptcy or any official receiver of a bankrupt Member, as being entitled to the shares registered in the name of such Member.

38.	The receiver or liquidator of a Member in winding-up or dissolution, or the trustee in bankruptcy or any official receiver of any bankrupt Member, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, may, with the consent of the Board of Directors (which the Board of Directors may refuse to grant without giving any reason for its refusal), be registered as a Member in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

39.	A person upon whom the ownership of a share devolves by transmission shall be entitled to receive, and may give a discharge for, any dividends or other monies payable in respect of the share but he shall not be entitled in respect of it to receive notices, or to attend or vote at General Meetings of the Company, or, save as otherwise provided herein, to exercise any of the rights or privileges of a Member, unless and until he shall be registered in the Register.

Redeemable Shares

40.	The Company may, subject to the provisions of the Companies Law, issue redeemable shares and redeem them.

Alteration of Share Capital

41.	The Company may from time to time, by Shareholder Resolution, whether or not all the shares authorized have been issued, and whether or not the whole of the shares then issued has been called up for payment, increase its share capital by the creation of new shares, and such increase shall be in such amount and shall be divided into shares of such nominal amounts, and be issued subject to such restrictions and terms and with such rights and preferences, as the resolution creating the same shall provide. In particular the shares may be issued with preferential or deferred rights as to dividends or the distribution of assets and with special, limited or no voting rights.

42.	Unless otherwise provided in the resolution authorizing the increase of share capital, the new shares shall be subject to the same provisions applicable to the shares of the original capital with regard to the payment of calls, lien, forfeiture, transfer, transmission and otherwise.

43.	The Company may, by Shareholder Resolution and in accordance with and subject to the Companies Law:

(a)	consolidate its share capital or any portion thereof and divide it into shares of larger nominal value than its existing shares;

(b)	divide its existing shares or any portion thereof by subdivision into shares of smaller nominal value;

(c)	cancel any unissued shares provided there is no obligation of the Company, including a contingent obligation, to issue the shares, and reduce in such manner its share capital by the amount of the shares which are cancelled; and/or

(d)	reduce its share capital in any manner permitted by law and subject to any condition required by law.

44.	With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto as it deems fit, including, inter alia, by means of one or more of the following actions, subject to applicable law:

(a)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(b)	allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional shareholdings;

(c)	redeem in the case of redeemable shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional shareholdings; and

(d)	cause the transfer of fractional shares by certain Shareholders of the Company to other Shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this Article.

Purchase of the Company’s Shares

45.	The Company may, subject to and in accordance with the provisions of the Companies Law, purchase or undertake to purchase, or provide finance and/or assistance or undertake to provide finance and/or assistance, directly or indirectly, with respect to the purchase of, its shares or securities which may be converted into shares of the Company or which confer rights upon the holders thereof to purchase shares of the Company.

Borrowing Powers

46.	The Board of Directors may from time to time, at its discretion, borrow or secure the payment of any sum or sums of money for the purposes of the Company. The Directors may raise or secure the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as they think fit and, in particular, by the issue of bonds, perpetual or redeemable debentures, debenture stock or any mortgages, charges or other securities on the undertaking of the whole or any part of the property of the Company, both present and future, including its uncalled capital for the time being and its called but unpaid capital.

Record Date for ~~Notice of~~ General Meetings

47.

Notwithstanding any other provision of these Articles to the contrary, and subject to applicable law, the Board of Directors may fix a date, not exceeding 40 days prior to the date of any General Meeting, as the date as of which Shareholders entitled to ~~notice of, and to~~ vote at~~,~~ such meeting shall be determined, and all persons who are registered in the Register as holders of voting shares on such date and no others shall be entitled to ~~notice of, and to~~ vote at~~,~~ such meeting. A determination of Shareholders of record entitled to

~~notice of, and to~~ vote at~~,~~ any General Meeting shall apply to any adjournment of such meeting; provided however, that the Board may fix a new record date for the adjourned meeting.

General Meetings

48.	An annual General Meeting shall be held at least once in every calendar year, not later than 15 months after the last preceding annual General Meeting, at such time and place as the Board of Directors may determine, and such meetings shall be called “Annual General Meetings”. The function of Annual General Meetings shall be to elect Directors in accordance with these Articles, receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the Directors and auditors, appoint auditors ~~and fix their remuneration~~ and transact any other business which under these Articles or applicable law may be transacted by the shareholders of a company in general meeting. All other General Meetings shall be called “Extraordinary General Meetings”.

49.	The Board of Directors may whenever it thinks fit convene an Extraordinary General Meeting, and it shall be obliged to do so upon a request in writing as provided in the Companies Law.

~~50.~~	~~Unless a longer period is prescribed by applicable law, at least 14 days’ prior notice, specifying the place, the day and the hour of any General Meeting and the general nature of every matter on the agenda, shall, by notice sent by mail or otherwise served as hereinafter provided, be given to all Members entitled to receive notices; provided, however, that if all Members entitled to receive notices of General Meetings so agree, a General Meeting may be held if less than 14 days’ notice or the period otherwise required by law, as the case may be, is given and generally in such manner as such Shareholders may approve. The accidental omission to give notice of a General Meeting to any Member, or the non-receipt of notice by any Member, shall not invalidate the proceedings at any General Meeting.~~

50. (a)	The Company shall not be required to deliver or serve notice (‘Hodaa’) of General Meetings or of any adjournments thereof to any Shareholder.

(b)	Without derogating from the provisions of Article 50(a) above, the Company will publicize the convening of General Meetings in any manner reasonably determined by the Company, such as by filing an appropriate periodic report with the United States Securities and Exchange Commission (the “SEC”), by posting a notice on the Company’s website or by publishing in one or more international wire services or in one or more newspapers, and any such publication shall be deemed duly made, given and delivered to all Shareholders on the date on which it is first made, posted, filed or published in the manner so determined by the Company in its sole discretion.

Proceedings at General Meetings

51. (a)	No business shall be transacted at a General Meeting unless the requisite quorum is present at the commencement of the meeting. Unless otherwise provided in these Articles, two or more Members, present in person or by proxy, holding shares conferring in the aggregate more than 50% of the voting rights of the Company shall constitute a quorum.

(b)	If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting, if convened by the Board upon the demand of Shareholders or upon the demand of less than 50% of the Directors then in office or directly by such Shareholders or Directors, shall be cancelled. Otherwise, if a General Meeting is called and no quorum is present within half an hour from the time appointed for such General Meeting, it shall stand adjourned to the same day in the following week, at the same time and place or to~~at~~ such other day, time and place as the Directors may determine and specify in the publication with respect to~~notice of~~ the General Meeting. It shall not be necessary to give notice of or publicize such adjournment. If at such adjourned General Meeting a quorum is not present within half an hour from the time stated, any Members present in person or by proxy shall constitute a quorum even if, between them, they represent shares conferring 50% or less of the voting rights of the Company.

52.	Unless otherwise prescribed by applicable law or by these Articles, a resolution of the Shareholders, including with respect to approval of a merger, a change of the Company’s name and modifications or alterations in the Company’s share capital as provided for in Articles 3, 4, 41 and 43 above, will be deemed adopted if approved at a General Meeting at which a quorum is present by a simple majority of the voting rights of the Company (as set forth in Article 60 below) represented personally or by proxy and voting thereon. ~~Without derogating from the majority required pursuant to the provisions of Article 68(i) below, and in addition thereto, and s~~Subject to the immediately preceding sentence concerning the majority required to change the Company’s name or make modifications or alterations in its share capital as provided for in Articles 3, 4, 41 and 43 above, a resolution with respect to the amendment or replacement of the Memorandum of Association or of the Articles of Association of the Company shall require the affirmative vote of at least 75% of the voting rights of the Company represented personally or by proxy and voting thereon at a General Meeting at which a quorum is present.

53. (a)	The Chairman of the Board of Directors will serve as the chairman of General Meetings of the Company. If such Chairman shall have indicated in advance that he will not be attending, or shall be unwilling to act in such capacity, or shall not be present within 15 minutes from the time stated for the commencement of the meeting, the most senior of the Directors present (such seniority to be determined by the length of time such person has served as a Director) and willing to do so will chair the meeting and, if no Director is present or if no Directors are willing to chair the meeting, those present may choose from amongst themselves a person to chair the meeting.

(b)	The chairman of any General Meeting shall not be entitled to a second or casting vote.

54.	Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by a Member, present in person or by proxy and entitled to vote at the meeting, the same shall be decided by a written ballot. A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the chairman of the results of the vote by a show of hands. If a written ballot is demanded after such declaration, the results of the vote by a show of hands shall be of no effect and the proposed resolution shall be decided by the written ballot.

55.	If a written ballot is demanded as aforesaid, it shall be taken in such manner and at such time and place as the chairman of the General Meeting directs, and either at once or after an interval or adjournment, or otherwise, and the result of the written ballot shall be deemed to be the resolution of the General Meeting in respect of which the written ballot is demanded. The demand for a written ballot may be withdrawn at any time before the written ballot is taken.

56. (a)	The demand for a written ballot shall not prevent the continuation of the General Meeting for the transaction of any business other than in respect of the question on which the written ballot has been demanded.

(b)	A written ballot demanded on the election of a chairman or on a question of an adjournment of a General Meeting shall be taken forthwith.

57.	A declaration by the chairman of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the book of proceedings of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

58.	The chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting rights of the Company represented, personally or by proxy, at the General Meeting and voting on the question of adjournment, adjourn the same from time to time and from place to place and the chairman shall do so if so directed by the General Meeting; but no business shall be transacted at any adjourned General Meeting other than the business left unfinished at the General Meeting from which the adjournment takes place. The Company will publicly announce~~A notice of~~ the adjournment and ~~of~~ the matters to be included on the agenda of the adjourned General Meeting in the same manner in which it announced the convening of the original General Meeting~~shall be given to all Members~~.

59.	Subject to applicable law, a~~A~~ resolution in writing signed by all Members then entitled to vote at General Meetings or to which all such Members have given their written consent (including, but not limited to, by letter, telegram, telex, facsimile, electronic mail or otherwise) shall be deemed to have been adopted as if it were adopted as a Shareholder Resolution at a General Meeting duly convened and held. Any such resolution may consist of several documents in like form and signed or consented to as aforesaid, by one or more Members.

Votes of Members

60.	Subject to any special conditions, rights or restrictions as to voting rights set forth in the terms of issue of any shares or attached at the time to any class of shares, every Member present in person or by proxy, whether in a vote by a show of hands or by written ballot, shall have one vote for each Ordinary Share of record held by him.

61.	A company or other corporate body being a Member of the Company may duly authorize any person it deems fit to be its representative at any General Meeting or to execute or deliver a proxy on its behalf, as provided for below. Any person so authorized shall be entitled to exercise, on behalf of the corporation which he represents, all the powers which the corporation could have exercised if it were an individual Member. Upon request of the chairman of the General Meeting, written evidence of such authorization (in a form reasonably acceptable to the chairman) shall be delivered to him.

62.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register.

63.	Members may vote either personally or by proxy, or, if the Member is a company or other corporate body, by a representative pursuant to Article 61 above or by a duly authorized proxy, as prescribed hereinafter.

64.	Any instrument appointing a proxy or representative shall be in writing under the hand of the appointer or of his attorney duly authorized in writing, or, if such appointer is a corporation, under its common seal if any, or under the hand of some officer duly authorized in that behalf.

65.	No Member (or proxy or representative of a Member) shall be entitled to vote at a General Meeting unless all calls or other sums presently payable in respect of his shares in the Company have been paid.

66.	Every instrument of proxy, whether for a specified General Meeting or otherwise, shall be in writing in such usual or accepted form or forms as shall be approved by the Board of Directors.

67.	A vote given in accordance with the terms of an instrument of appointment of proxy or representative shall be valid notwithstanding the previous death of the principal, or revocation of the appointment, or transfer of the share in respect of which the vote is given, unless notice in writing of the death, revocation or transfer shall have been received at the Office or by the chairman of the General Meeting before the vote is given.

The Board of Directors

68. (a)	The members of the Board of Directors shall be called Directors. The number of Directors shall be not less than three ~~n~~or more than eleven, including any External Directors (as defined below). Subject to the aforesaid, the number of Directors from time to time shall be determined, from time to time, by a majority of the Directors then in office; provided that no decrease in the number of Directors shall shorten the term of any incumbent Director.

(b)	If at any time the Company shall be required to appoint independent or external directors, such as a public director or directors of any other type as may be required by law (“External Directors”), such directors shall serve on the Board according to the number required by law. External Directors will be appointed and removed, and will serve, pursuant to the relevant provisions of the law which apply to External Directors. If permitted by applicable law, External Directors will be appointed by the Board.

(c)	The Directors, other than External Directors (who will be chosen and appointed, will serve and whose term will expire in accordance with applicable law), shall be appointed in accordance with the provisions of this Article.

(d)	The Directors shall be divided into three classes, namely Class I, Class II and Class III (except for External Directors who shall not form part of any class and whose term shall be determined in accordance with applicable law). ~~Initially, the Directors of each class shall be appointed by Shareholder Resolution at the General Meeting at which this Article 68(d) is adopted.~~ Each of the classes shall be as nearly equal in number as possible. ~~Each initial Director in Class I shall serve for a term expiring at the end of the Annual General Meeting held during the year 2002, each initial Director in Class II shall serve for a term expiring at the end of the Annual General Meeting held during the year 2003 and each initial Director in Class III shall serve for a term expiring at the end of the Annual General Meeting held during the year 2004. The initial Directors in Class I, Class II and Class III shall serve until the end of the relevant Annual General Meeting as set forth above and until their successors have been duly elected or until any such Director’s appointment terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 71 below.~~ At each Annual General Meeting, the successors to the class of Directors whose terms expire at the end of that meeting shall be elected by Shareholder Resolution to hold office for a term expiring at the end of the Annual General Meeting held in the third year following the year of their election and until their successors have been duly elected and qualified or until any such Director’s appointment terminates as provided for in the Companies Law or due to any of the circumstances set forth in Article 71 below, in such manner that after the initial terms of office set forth above, all Directors shall be appointed for terms of approximately three years, and approximately one-third of the Directors (not including External Directors) shall stand for election each year.

(e)	Vacancies on the Board of Directors, however arising, including as a result of an increase in the number of Directors pursuant to Article 68(a) above, may be filled by a majority of the Directors then in office. Each Director appointed in accordance with this Article 68(e) shall hold office until the end of the next Annual General Meeting or until such Director’s appointment terminates as provided for in the Companies Law or due to any of the circumstances set forth in Article 71 below.

(f)	Notwithstanding the aforesaid, Directors may not be dismissed from office by the Shareholders or by a General Meeting prior to expiration of their term of office pursuant to Article 68(d) or (e) above, and the provisions of Section 230(a) of the Companies Law in this regard shall not apply.

(g)	Except in the case of a person nominated by the Board of Directors, no person shall be eligible to be elected as a Director unless notice in writing of the intention to nominate such person is delivered to the Office not later than ten days, and not earlier than 40 days, prior to the date scheduled for the Annual General Meeting, signed by a Member entitled to participate in and vote at the scheduled meeting, together with the written consent of the proposed nominee and such information regarding the proposed nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the United States Securities and Exchange Commission had such nominee been nominated, or intended to be nominated, by the board of directors of a company subject to such rules and any other information reasonably requested by the Company.

(h)	(i)

In the event the number of nominees to serve as Directors at any Annual General Meeting is greater than the number of Directors to be elected at such Annual General Meeting as determined pursuant to these Articles, the Directors elected shall be those nominees who receive the greatest number of votes up to the number of Directors to be elected.

(ii)

In the event the number of Directors to be elected at any Annual General Meeting (other than External Directors) is greater than the number of Directors in that class of Directors whose terms expire at such meeting, then the Annual General Meeting at which such Directors are elected shall, to the extent necessary, divide the Directors elected among the classes of Directors in order to keep the classes as nearly equal in number as possible, and the initial term of office of any additional Directors so elected to any class whose term did not expire at such meeting shall correspond to, and expire together with, the term of office of the Directors in the class to which they were elected.

(i)	The term of office of a Director (including an External Director) will begin as of the date of the Annual General Meeting at which he was elected or as of the date of the meeting of the Board of Directors at which he was appointed (if appointed pursuant to Article 68(e) above) or at such later date as is determined in the resolution electing or appointing him or pursuant thereto.~~[Not Adopted]~~

69.	(a)

A Director shall have the right, by written notice to the Company, to appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. A person who is not qualified to be appointed as a Director, or a person who serves as a Director or an alternate Director, may not be appointed as an alternate Director. All references in these Articles to Directors shall, where the context so requires, mean and include alternate Directors.

(b)	Any notice given to the Company as aforesaid shall become effective on the date fixed therein, upon delivery to the Company or, with respect to the appointment of an alternate Director, when approved by a majority of the Directors then in office, whichever is later. The approval of the appointing Director will be counted in calculating whether a majority of Directors have approved. Unless the appointing Director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing Director ceases to be a Director or terminates the appointment.

(c)	An alternate for a Director shall, subject to any instructions or limitations contained in the instrument appointing him, have all the authority and powers held by the Director for whom he acts as alternate; provided however, that he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides); and provided further that an alternate shall have no standing at any Board Meeting or any meeting of a committee of the Board at which the Director appointing him is personally present or at which the Director appointing him is not entitled to participate in accordance with Article 73 below.

(d)	The office of an alternate for a Director shall ipso facto be vacated if he is removed by the Director appointing him, or if the office of the Director for whom he acts as alternate is vacated for any reason whatsoever, or if one of the circumstances described in Article 71 below should occur with respect to the alternate.

(e)	An alternate Director shall alone be responsible for his actions and omissions and shall not be deemed an agent of the Director who appointed him.

(f)	Every alternate Director shall be entitled to receive, so long as he serves as an alternate, notice of Board Meetings and of meetings of any relevant committees.

70.	Subject to applicable law, a Director who has ceased to hold office shall be eligible for re-election or re-appointment.

71.	The office of a Director shall ipso facto be vacated upon the occurrence of any of the following events:

(a)	His death, or, if the Director is a legal entity, it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto~~company, upon its winding-up~~;

(b)	Should he be declared to be legally incompetent~~of unsound mind~~;

(c)	Should he be declared bankrupt; ~~or~~

(d)	Should he resign his office by notice in writing to the Company; or

(e)	Otherwise as provided in the Companies Law.

72.	A Director shall not be required to hold qualification shares.

73. (a)	Subject to the provisions of the Companies Law, no Director or “Office Holder” (as defined below) of the Company shall be disqualified by his office from holding any office or place of profit within or outside the Company or with any company in which the Company shall be a shareholder or otherwise interested, or with any company which is a shareholder of, or otherwise interested in, the Company or from contracting with the Company either as vendor, purchaser or otherwise, either on his own behalf or as a director of another company or member of a firm or otherwise, nor (unless and to the extent provided otherwise in the Companies Law) shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director or Office Holder shall be in any way interested, be void or voidable, nor shall he be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director or Office Holder holding that office or of the fiduciary relations thereby established, but it is declared that the nature of his interest must be disclosed by him as provided in the Companies Law and in any event not later than at the Board Meeting at which the contract or arrangement is first taken into consideration, if his interest then exists or, in any other case, at the first Board Meeting after the acquisition of his interest.

(b)	Unless and to the extent provided otherwise in the Companies Law, every Director shall be entitled, after such disclosure, to vote as a Director in respect of any contract or arrangement in which he is so interested as aforesaid. Unless and to the extent provided otherwise in the Companies Law, a general notice that a Director is a member of any firm or company and is to be regarded as interested in all transactions with that firm or company shall be a sufficient disclosure under this Article as regards such Director and the said transactions, and after such general notice (unless and to the extent provided otherwise in the Companies Law), it shall not be necessary for such Director to give a special notice relating to any particular transaction with that firm or company.

(c)	The duty of a Director or Office Holder to disclose his interest as aforesaid shall not apply to transactions in which the interest of such Director or Office Holder arises solely due to the interest of a relative in a transaction which is not an “Extraordinary Transaction” (as defined below).

(d)	A transaction referred to in this Article 73, which is not an Extraordinary Transaction shall be approved by the Board or by a committee authorized to do so by the Board. Such approval may be general in nature and may be given in advance. Notwithstanding the aforesaid, if according to the provisions of the Companies Law a specific or special approval for a particular transaction or type of transaction is required, such transaction shall also require such approval.

(e)	An Extraordinary Transaction requires approval as provided under the Companies Law.

(f)	In this Article 73:

(i)	“Office Holder” means a Director, managing director, general manager, chief executive officer, executive vice-president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such positions or responsibility without regard to such person’s title.

(ii)	“Extraordinary Transaction” means a transaction not in the ordinary course of business of the Company, a transaction which does not accord with market conditions, or a transaction that is likely to have a material impact on the profits, assets or liabilities of the Company.

74. (a)	A Director may be paid remuneration by the Company for his services as a Director to the extent such remuneration is approved by a Shareholder Resolution and pursuant to the Companies Law.

(b)	If a Director, willing to do so, is called upon to fulfill special services or make special efforts for any of the Company’s objects, by travelling abroad or staying there or otherwise, the Company may pay him a salary at a fixed rate or a percentage of its profits or otherwise as the Board of Directors may decide and subject to approval by Shareholder Resolution and the provisions of the Companies Law, and such salary may be in addition to or in place of the fixed remuneration (if any).

Proceedings of the Board of Directors

75. (a)	The Chairman of the Board of Directors shall convene Board Meetings in accordance with the provisions of the Companies Law, and may adjourn and otherwise regulate the proceedings of such meetings, as he thinks fit. The quorum for Board Meetings and/or for any matter to be brought before the Board shall be a majority of the Directors then in office and entitled to participate and vote with respect thereto.

(b)	Unless and to the extent provided otherwise in the Companies Law, a Director who is an interested party in any transaction shall be counted for purposes of a quorum despite his interest.

(c)	A Director may participate personally or by his alternate.

76.	Notice of a Board Meeting may be given verbally, by telephone or sent to all Directors at their registered addresses, by telex, facsimile, electronic mail or other reliable method of transmission, at least 24 hours prior to the Board Meeting unless all Directors agree to shorter notice. Directors will be entitled to participate by way of video or audio conference in such manner that all persons participating in the meeting are able to hear each other at the same time, and the Company will cooperate, as may reasonably be required, in providing video or audio conferencing capabilities to effectuate such participation.

77. (a)	Each Director shall have one vote.

(b)	All resolutions of the Board will be adopted by a simple majority of the Directors present and voting (with the Directors participating by video or audio conference, if any, being deemed present and entitled to vote) at a Board Meeting.

78.	The Board of Directors shall elect one of its members to be the Chairman of the Board of Directors, and may remove such Chairman from office and appoint another in his place. The Chairman of the Board of Directors shall take the chair at every Board Meeting, but if there is no such Chairman, or if he shall have indicated in advance that he will not be attending, or if at any meeting he is not present within 15 minutes of the time appointed for the meeting, or if he is unwilling to take the chair, the Directors present shall choose one of their number to be the Chairman of such meeting.

79.	The Chairman of a Board Meeting, whether he be the Chairman of the Board of Directors or any other member of the Board of Directors, shall have no extra or casting vote.

80.	A Board Meeting at which a quorum is present shall be competent to exercise all the authorities, powers and discretions for the time being vested in or exercisable by the Board of Directors.

81. (a)	Subject to applicable law, the Board of Directors may for any particular matter delegate any or all of its powers to committees consisting of one or several Directors, as the Board of Directors may deem fit, including, as aforesaid, the authority to approve transactions that are not Extraordinary Transactions, pursuant to Sections 270(l) and 271 of the Companies Law, and the Board of Directors~~it~~ may from time to time revoke such delegation.

(b)	Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Board of Directors. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as the same are applicable thereto, and so far as not superseded by any regulations made by the Board of Directors under this Article.

82.	All acts performed at or in accordance with any Board Meeting, or any meeting of a committee of the Board of Directors, or by any person acting as Director or alternate for a Director, shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of such Directors or members of a committee of the Board of Directors or person acting as aforesaid or any of them, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director, alternate or a member of such a committee, as the case may be.

83.	A resolution in writing signed by all Directors or members of a committee of the Board of Directors then in office and entitled to vote thereon or to which all such Directors or members shall have given their written consent (by letter, telegram, facsimile, electronic mail or otherwise) shall be deemed to have been unanimously adopted by a Board Meeting or committee meeting duly convened and held.

Managing Directors or General Manager

84.	The Board of Directors may from time to time appoint one or more persons (whether a Director or not) to be managing director(s), general manager(s), chief executive officer(s) and/or president(s) (or any similar function with a different title) of the Company, either for a fixed term or without any limitation as to the period for which he is or they are to hold office, and may from time to time modify or revoke such titles or (subject to any provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places.

85.	The remuneration of a managing director, general manager, chief executive officer and/or president shall from time to time (subject to any contract between him and the Company and subject to the provisions of the Companies Law) be fixed by the Board of Directors, and may be in the form of a fixed salary or commission on dividend, profits or turnover of the Company, or of any other company the Company has an interest in, or by participation in profits or in one or more of these forms.

86.	Subject to the provisions of the Companies Law, the Board of Directors may from time to time entrust to and confer upon a managing director, general manager, chief executive officer and/or president for the time being such of the powers exercisable under these Articles by the Board of Directors as it may think fit, and may confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions, and with such restrictions, as it thinks expedient; and it may confer such powers, either collaterally with, or to the exclusion of, and in substitution for, all or any of the powers of the Board of Directors in that behalf; and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Powers of the Board of Directors

87.	The management of the business of the Company shall be vested in the Board of Directors, and the Board of Directors may exercise all such powers and do all such acts and things as the Company is, by its Memorandum of Association and/or its Articles of Association or under the law, authorized to exercise and do, and are not hereby or by statute directed or required to be exercised or done by the Company in General Meeting, but subject, nevertheless, to the provisions of the Companies Law and to these Articles.

88.	Without prejudice to any of the general powers granted to the Board of Directors in accordance with Article 87 above and any other powers granted to it under these Articles, and without restricting or reducing in any way any of the above mentioned powers, it is hereby explicitly declared that the Board of Directors shall have the following powers:

(a)	To appoint a person or persons (whether they be incorporated or not) to receive and hold in trust for the Company any property whatsoever that belongs to the Company or that the Company has an interest in, or for any other purpose and to execute and perform all actions, deeds and necessary activities with relation to any such trust, and to see to the remuneration of any such trustee(s).

(b)	To initiate, manage, defend, compromise or discontinue any and all legal proceedings on behalf of or against the Company or its officials or that pertain in any way to its affairs, and to compromise and extend the period for payment or discharge of any debt due or suits or claims by or against the Company.

(c)	To refer any suit or claim by or against the Company to arbitration.

(d)	To determine, from time to time, those authorized to sign in the Company’s name on bills of exchange, promissory notes, receipts, certificates of receipt, endorsements, checks, certificates of dividend, releases, contracts and other documents of any kind whatsoever.

(e)	In general, and subject to the provisions of the Companies Law and these Articles, to delegate to any person, firm, company or variable group of people, the powers, authority and discretion vested in the Board of Directors.

Local Management

89.	The Board of Directors may from time to time provide for the management and transaction of the affairs of the Company in any specified locality, whether in Israel or abroad, in such manner as it thinks fit, and the provisions contained in the next following Article shall be without prejudice to the general powers conferred by this Article on the Board of Directors.

90.	The Board of Directors may from time to time, and at any time, establish any local board or agency for managing any of the affairs of the Company in any specified locality, in Israel or abroad, and may appoint any person to be a member of such local board, or any manager or agent, and may fix their remuneration. Subject to the provisions of the Companies Law, the Board of Directors may from time to time, and at any time, delegate to any person so appointed any of the powers, authority and discretions for the time being vested in the Board of Directors, and may authorize any member for the time being of any such local board to continue in his office notwithstanding any vacancy which may occur, and any such appointment or delegation may be made on such terms and subject to such conditions as the Board of Directors may think fit, and the Board of Directors may at any time remove any person so appointed and may annul or vary any such delegation. The Board of Directors may authorize any person to whom it has delegated powers, authority or discretion, as mentioned, to delegate them or part of them further.

Register of Members

91.	(a)

The Company shall keep a Register in which it may record such information as may be deemed appropriate by the Board of Directors and/or as may be permitted by the Companies Law or these Articles. In addition, the Company shall record in the Register the following information:

(i)	The names and addresses of the Members, the number of shares held by each Member and the amount paid or the amount to be considered as paid on the shares of each Member;

(ii)	The day each person was registered in the Register as a Member;

(iii)	The amounts called, if any, that are due on the shares of each Member; and

(iv)	Any other information required by the Companies Law or these Articles to be recorded in the Register.

(b)	The principal register shall be kept at the Office and, apart from the times the Register is closed in accordance with the provisions of the Companies Law or these Articles, shall be open to the inspection of any Member free of charge, and of any other person at such fee as the Company shall determine for each matter, during regular business hours.

(c)	The Register may be closed for such period, if any, as the Board of Directors shall determine from time to time, on the condition that the Register shall not be closed for a period exceeding 30 days during any calendar year; and on the additional condition that the Register shall not be closed unless a notice has been published in accordance with the provisions of the Companies Law, if required.

Minutes and the Seal

92.	(a)

The Board of Directors shall cause minutes to be duly recorded regarding the names of the Directors present at each Board Meeting and each meeting of any committee(s) of the Board of Directors; the names of the Members present at each General Meeting; and the proceedings and resolutions of General Meetings and of Board Meetings and meetings of committee(s) of the Board of Directors. Any minutes as aforesaid of a Board Meeting, of a meeting of a committee of the Board of Directors or of a General Meeting, if purporting to be signed by the chairman of such meeting or by the chairman of the next succeeding meeting, shall be accepted as prima facie evidence of the matters therein recorded.

(b)	(i)	The Company may have one or more rubber stamps for affixing on documents.

(ii)	The Board of Directors shall be entitled to authorize any person or persons (even if he or they is or are not Directors(s) of the Company) to act and sign on behalf of the Company, and further to delegate such signatory powers, and the acts and signatures of such person or persons on behalf of the Company shall bind the Company insofar as such person or persons acted and signed within his or their powers aforesaid.

(iii)	The Board of Directors may provide for a seal. If the Board of Directors so provides, it shall also provide for the safe custody thereof; such seal shall not be used except by the authority of the Board of Directors.

The Secretary, Officers and Attorneys

93.	The Board of Directors may appoint a corporate secretary to the Company and may appoint officers, personnel, agents and servants, for fixed, provisional or special duties, as the Board of Directors may from time to time deem fit, and may from time to time, in its absolute discretion, suspend the service of any one or more of such persons.

94.	The Board of Directors may determine the powers and duties, as well as the salaries, of such persons and may demand security in such cases and in such amounts as it deems fit.

95.	The Board of Directors may from time to time, and at any time, by power of attorney, appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Board of Directors, to be the attorney(s) of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board of Directors under these Articles), and for such period and subject to such conditions as it thinks fit, and any such power of attorney may contain such provisions for the protection and convenience of the above-mentioned attorney(s) and/or of those persons who come into contact with such attorney(s) as the Board of Directors may think fit, and may also authorize any such attorney(s) to delegate all or any of the powers, authorities and discretion vested in him or them.

Dividends and Reserve Fund

96.	The Board of Directors may, from time to time, set aside, out of the profits of the Company, such sums as it thinks proper, as a reserve fund to meet contingencies, or for equalizing dividends, or for special dividends, or for repairing, improving and maintaining any of the property of the Company, and for such other purposes as the Board of Directors shall in its absolute discretion think conducive to the interests of the Company, and may invest the sums so set aside in such investments as it may think fit, and from time to time deal with and vary such investments, and dispose of all or any part thereof for the benefit of the Company, and may divide the reserve fund into such special funds as it thinks fit, and employ the reserve fund or any part thereof in the business of the Company, and that without being bound to keep the same separate from the other assets of the Company. The Board of Directors may also, without placing the same to reserve, carry forward any profits which it deems prudent not to divide.

97.	Subject to the rights of holders of shares with limited or preferred rights as to dividends, and subject to the provisions of these Articles as to the reserve fund, all dividends shall be paid to the Members in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividend is being paid, without regard to any premium paid in excess of the nominal value, if any, but if any share is issued on terms providing that it shall rank for dividend from a particular date, such share will rank for dividend accordingly.

98.

Subject to the provisions of the Companies Law, the Board of Directors may from time to time declare such dividends as may appear to the Board of Directors to be justified by the profits of the Company, and cause the Company to pay such dividends. The Board of Directors shall have the full authority to determine the time for payment of such dividends, and the record date for determining the Members entitled thereto, provided such date is not prior to the date of the resolution to distribute the dividend, and no Member who shall be registered in the Register with respect to any shares after the record date so determined shall be entitled to share in any such dividend with respect to such shares.

99.	No dividend shall be paid other than out of the profits of the Company, as defined in the Companies Law, and no interest shall be paid by the Company on dividends.

100.	A dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by the distribution of specific assets, paid-up shares, debentures or debenture stock of any other company, or in any one or more such ways.

101.	The Board of Directors may resolve that any moneys, investments or other assets forming part of the undivided profits of the Company standing to the credit of the reserve fund, or to the credit of any reserve fund for the redemption of capital, or to the credit of any reserve fund for the revaluation of real estate or other assets of the Company or any other reserve fund or investment funds, or in the hands of the Company and available for dividends, or representing premiums received on the issue of shares and standing to the credit of the share premium account, be capitalized and distributed among such of the Members as would be entitled to receive the same if distributed by way of dividend and in the same proportion on the basis that they become entitled thereto as capital; and that all or any part of such capitalized fund be applied on behalf of such Members in paying up in full, either at par or at such premiums as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in or towards the payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and that such distribution or payment shall be accepted by such Members in full satisfaction of their share and interest in the said capitalized sum.

102.	For the purpose of giving effect to any resolution under the two last preceding Articles, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, without derogating from the generality of the foregoing, may issue fractional Share Certificates or make payment in lieu of fractional shares in an amount determined by the Board, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any Members upon the basis of the value so fixed, or that fractions of less than NIS 0.01 (one New Agora) in value may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees for the persons entitled to the dividend or capitalized fund against such securities as may seem expedient to the Board of Directors. Where requisite, a proper contract shall be filed in accordance with the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of such persons entitled to the dividend or capitalized fund.

103.	The Board of Directors may deduct from any dividend, bonus or other amount to be paid in respect of shares held by any Member, whether alone or together with another Member, any sum or sums due from him and payable by him alone or together with any other person to the Company on account of calls or the like.

104.	(a)

The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)	The Board of Directors may, when paying any dividend, resolve to retain any dividend, or other monies payable or property distributable, for distribution with respect to a share in respect of which any person is under these Articles entitled to become a Member, or which any person is under these Articles entitled to transfer, until such person shall become a Member in respect of such share or shall transfer the same.

105.

All unclaimed dividends or other monies payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other monies into a separate account shall not constitute the Company a trustee in respect thereof. The principal (and only the principal) of an unclaimed dividend or such other moneys shall, if claimed, be paid to a person entitled thereto. Any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend shall be forfeited to the benefit of the Company; provided, however, that the Company, at its sole discretion, shall be entitled (but not required) to pay any such dividend, or any part thereof, as provided above, to a person who would have been entitled thereto had the same not been forfeited.

106.	Any dividend or other monies payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share to the one whose name appears first in the Register), or to such person and at such address as the person entitled thereto may by writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

107	If several persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend payable or property distributable on the share.

Books of Account

108.	The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and any other applicable law. The books of account shall be kept at the Office or at any other place or places as the Board of Directors may deem fit, and they shall always be open to inspection by Directors. No Member not being a Director shall have the right to inspect any account or book or document of the Company except as conferred by law or authorized by the Board of Directors.

Accounts and Audit

109.	Once at least in every year the accounts of the Company shall be examined and the correctness of the profit and loss account and balance sheet ascertained by a duly qualified auditor.

110.	The appointment, authorities, rights, salaries and duties of the auditor or auditors shall be regulated by the law in force for the time being and by the provisions of these Articles; provided, however, that the Board of Directors shall~~in exercising its authority to~~ fix the remuneration of the auditor(s)~~, the Members in General Meeting may, by Shareholder Resolution, act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors to fix such remuneration subject to such criteria or standards, if any, as may be provided in such resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s)~~.

Notices

111.

Without derogating from Article 50 above or Article 120 below, a~~A~~ny notice or ~~other~~ document may be served by the Company upon any Member either personally or by sending it by prepaid mail (air mail if sent from Israel to a place outside Israel) addressed to such Member at his address as described in the Register or such other address (if any) as he may have designated in writing for the receipt of notices and ~~other~~ documents. Any notice or ~~other~~ document may be served by any Member upon the Company by tendering the same in person to the managing director/general manager/chief executive officer/president of the Company at the Office or by sending it by prepaid registered mail (air mail if posted outside Israel) to the Company at the Office. Any such notice or ~~other~~ document shall be deemed to have been served 48 hours after it has been posted (seven days if sent from Israel to a place outside Israel, or if sent to Israel from a place outside Israel), or when actually received by the addressee if sooner than 48 hours or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such Member (or to the managing director/general manager/chief executive officer/president); provided, however, that notice may be sent by cablegram, electronic mail, telex, facsimile or other customary method and confirmed by mail as aforesaid, and such notice shall be deemed to have been given the first business day after such cablegram, electronic mail, telex, facsimile or other customary method has been sent or when actually received by such Member (or by the Company), whichever is earlier. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served when received, notwithstanding that it was defectively addressed, or failed in some other respect, to comply with the provisions of this Article.

112.	A notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Register in respect of the share.

113.	Without derogating from Article 50 above, a~~A~~ny Member whose address is not described in the Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

114.	The Company may declare that any document(s) will be delivered or be available for review at the Office or any other place designated by the Board of Directors.

115.	Whenever it is required to give prior notice or publicize a specified number of days in advance or where a notice or publication is valid for a specified period, the day of the publication or the day of service of the notice shall be included in such count or period~~. Where notice is given by more than one method, it will be deemed served on the earliest of such dates~~.

116.	Service of notice to a relative of a Member living at the same address with him will be deemed service to such Member.

117.	Subject to applicable law, any Member, Director or other person entitled to receive notice in accordance with these Articles or law may waive notice, in advance or retroactively, in a particular case or type of case or generally, and if so, notice will be deemed as having been duly served, and all proceedings or actions for which the notice was required will be deemed valid.

118.	Any person entitled to a share by operation of law or by transfer, transmission or otherwise will be bound by any notice served or by any publication made pursuant to these Articles with respect to such share prior to his being registered in the Register as owner of the shares.

119.	It shall not be necessary to set forth in detail in ~~a notice of~~ any ~~meeting~~ publication as provided for in Article 50(b) above, the full text of any proposed resolutions and a general description of the nature of the matters on the agenda will suffice. The Company shall be entitled, however, but shall be under no obligation to do so, to specify in any publication in respect~~a notice~~ of a meeting, a place and a time where and when the full text of proposed resolution(s) may be reviewed.

120.	Notwithstanding anything to the contrary contained herein, the Company may give notice to any Member by filing an appropriate periodic report with the SEC, by posting a notice on the Company’s website, by publishing in one or more international wire services or in one or more newspapers or by publicizing in any other manner reasonably determined by the Company, and the date of such filing, posting or other publication ~~whose address as registered in the Register is within the State of Israel, by publishing such notice in two daily newspapers in the State of Israel, and the date of such publication~~ shall be deemed the date on which such notice has been served upon such Members. Where notice is given by more than one method, it will be deemed served on the earliest of such dates.

121.	The accidental omission to give notice ~~of a General Meeting~~ to any Member pursuant to any applicable law or these Articles or the non-receipt of any such notice by any Member entitled to receive notice shall not invalidate any action, transaction, resolution or~~the~~ proceedings taken by the Company and/or at or by any General Meeting ~~or any resolution(s) adopted by such a meeting~~.

Winding-Up

122.	If the Company shall be wound up, then, subject to applicable law and the rights of holders of shares with limited or preferred rights, the assets of the Company available for distribution among the Members shall be distributed to them in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

~~Indemnity~~

Indemnification, Insurance and Exemption

123.	(a)

The Company may, subject and pursuant to the provisions of the Companies Law, indemnify an “Office Holder” of the Company (as such term is defined in Article 73 above) for all liabilities and expenses incurred by him arising from or as a result of any act (or omission) carried out by him as an Office Holder of the Company and which is indemnifiable pursuant to ~~the Companies Law, to the maximum extent permitted by law. The Company may indemnify an Office Holder post-factum and may also undertake to indemnify an Office Holder in advance, provided such undertaking is limited to types of occurrences which, in the opinion of the Board of Directors, are, at the time of the undertaking, foreseeable and to an amount the Board of Directors has determined is reasonable in the circumstances.~~applicable law, to the fullest extent permitted by law, including with respect to the following:

(i)	Monetary liabilities or obligations imposed on the Office Holder in favor of another person pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court;

(ii)	Payments which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the “Securities Law”) and expenses the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable litigation expenses, including attorney’s fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law;

(iii)	Reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder in consequence of an investigation or proceeding conducted against the Office Holder by an authority that is authorized to conduct such investigation or proceeding, and which was concluded without the submission of an indictment against the Office Holder and without imposing on the Office Holder any financial obligation in lieu of criminal proceedings, or which was concluded without the submission of an indictment against the Office Holder but with imposing on such Office Holder a financial obligation in lieu of criminal proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction;

For the purposes hereof: (i) “a proceeding concluded without the submission of an indictment in a matter in respect of which a criminal investigation was conducted”; and (ii) “financial obligation in lieu of a criminal proceeding”, shall have the meanings specified in Section 260(a)(1A) of the Companies Law;

(iv)	Reasonable litigation expenses, including attorney’s fees incurred by the Office Holder or imposed upon him by a court, in a proceeding brought against the Office Holder by the Company or on its behalf or by another person, or in a criminal action in which the Office Holder is acquitted, or in a criminal action in which the Office Holder is convicted of an offense that does not require proof of criminal intent;

(v)	Expenses incurred by the Office Holder in connection with a proceeding under Chapter G’1, of the Israel Restrictive Trade Practices Law, 5748-1988 (the “Restrictive Trade Law”), including reasonable litigation expenses, including attorney’s fees;

(vi)	Any other liability, obligation or expense indemnifiable or which may from time to time be indemnifiable by law.

The Company may indemnify an Office Holder post-factum and may also undertake in advance to indemnify an Office Holder, provided that: (x) an undertaking in advance to indemnify an Office Holder with respect to the matters specified in Article 123(a)(i) above is limited to types of occurrences which, in the opinion of the Board of Directors, in light of the Company’s actual activities at the time of the undertaking, are foreseeable and to an amount or to criteria the Board of Directors has determined to be reasonable in the circumstances; and (y) in the undertaking in advance to indemnify an Office Holder, the types of occurrences that the Board of Directors believes to be foreseeable in light of the Company’s actual activities at the time the undertaking to indemnify was given are mentioned, as is the amount or criteria that the Board of Directors determined to be reasonable in the circumstances.

(b)	The Company may, subject and pursuant to the provisions of the Companies Law, enter into contracts to insure the liability of Office Holders of the Company for any liabilities or expenses incurred by or imposed upon them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company ~~and for which the Company may insure Office Holders pursuant~~, to the ~~Companies Law, to the maximum~~fullest extent permitted by law~~.~~, including in respect of any liability imposed on any Office Holder with respect to any of the following:

~~(c) The Company may, subject~~(i) A breach of his duty of care to the ~~provisions of the Companies Law, procure insurance for~~ Company or ~~indemnify~~ to any other person ~~who is not an~~ ;

(ii)	A breach of his duty of loyalty to the Company, provided that the Office Holder ~~including, without limitation, any employee, agent, consultant or contractor of the Company who is not an~~acted in good faith and had a reasonable basis to believe that such act would not prejudice the interests of the Company;

(iii)	Monetary liabilities or obligations imposed on him in favor of another person;

(iv)	A payment which the Office Holder~~.~~ is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable litigation expenses, including attorney’s fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law;

~~(d~~(v)	Expenses incurred by the Office Holder in connection with a proceeding under Chapter G’1, of the Restrictive Trade Law, including reasonable litigation expenses, including attorney’s fees.

(c)	The Company may, to the ~~maximum~~fullest extent permitted by law, exempt and release an Office Holder of the Company, including in advance, from and against all or part of his liability for monetary or other damages due to, or arising or resulting from, a breach of his duty of care to the Company. The Directors of the Company are released and exempt from all liability as aforesaid to the ~~maximum~~fullest extent permitted by law with respect to any such breach, which has been or may be committed.

(d)	The Company may, subject to the provisions of the Companies Law, procure insurance for, indemnify and/or exempt and release any person who is not an Office Holder including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.

(e)

The Company may, as aforesaid, indemnify, insure and exempt from liability any Office Holder to the fullest extent permitted by applicable law. Accordingly: (i) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law expanding the ability of the Company to indemnify, insure or exempt from liability any Office Holder, or expanding the right of any Office Holder to be indemnified, insured or exempted from liability, beyond or in addition to the provisions of these Articles, shall, to the fullest extent possible, automatically and immediately apply to the Office Holders of the Company and be deemed as included in these Articles to the fullest extent permitted by applicable law; and (ii) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law adversely affecting the ability of the Company to indemnify, insure or exempt from liability any Office Holder or adversely affecting the right of any Office Holder to be indemnified, insured or exempted from liability as provided for in these Articles shall have no effect post factum and shall not affect the Company’s obligations or ability to indemnify, insure or exempt from liability an Office Holder for any act (or omission) carried out prior to such amendment, unless otherwise provided by applicable law.

Exhibit C

ORBOTECH LTD.

Policy regarding Compensation of Directors and Officers (the “Policy”)

I.     GENERAL

As a publicly traded entity incorporated under the laws of the State of Israel, Orbotech Ltd. (“Orbotech” or the “Company”) is subject to the Israeli Companies Law, 5759-1999 (the “Companies Law”) which mandates the adoption of a policy regarding the terms of office and employment of the Company’s “office holders” (as such term is defined in the Companies Law) (“Office Holders”).

The purpose of this Policy is to formalize Orbotech’s compensation philosophies, practices and policies, as they apply to all Office Holders of Orbotech.

The term “officers”, as used herein, includes all Office Holders other than members of the Board of Directors (“Directors” and the “Board”, respectively). However, to the extent Directors are also employees of the Company or also hold management positions with the Company (“Management Directors”) or to the extent that the chairman of the Board is an active chairman (an “Active Chairman”), as is the case at the time this Policy was initially approved by the Board, the term “officers” shall also refer to such Management Directors and Active Chairman.

Orbotech’s philosophies, practices and policies, as detailed herein, have been approved by the Board, following recommendation of the Remuneration Committee of the Board (the “Remuneration Committee”), and will periodically be reviewed by the Remuneration Committee and the Board in order to ensure they provide appropriate motivation for Company performance and increased shareholder value and that they meet the requirements of applicable law.

Any amendment to this Policy shall require the approvals as set forth in the Companies Law.

It is hereby clarified, that nothing contained herein shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, other than as provided for herein, nor shall it derogate from any approval procedures mandated by the Companies Law.

II.     OVERVIEW

The principal objectives of Orbotech’s compensation policies and practices are:

1.	Linking pay to performance: by aligning a significant portion of an officer’s compensation with the Company’s short and long-term goals and performance.

2.	Attracting and retaining talented officers: by providing officers with fair and reasonable compensation that is also competitive with practices of other leading companies.

3.	Aligning compensation with shareholder interests: by providing equity-based compensation which is designed to reward Office Holders for increase in long-term shareholder value.

4.	Supporting Orbotech’s mission and vision: by incentivizing officers to pursue strategies which promote development of innovative technological solutions, while ensuring the highest quality and providing the fastest turnaround at the most competitive price.

As a company which aims to be the global leader in advanced micro manufacturing solutions for electronics and adjacent industries that ensure greater production efficiencies for sustainable profitability, Orbotech also visions team work and collaboration as essential to its development.

Additionally, the Company values integrity, honesty, ethical conduct and fairness, and views them as an essential part of its compensation philosophy.

III.     OFFICERS’ COMPENSATION PACKAGE

The elements of officers’ compensation packages will generally consist of: (a) base salary; (b) benefits and perquisites; (c) cash incentives; (d) equity-based compensation; and (e) termination payments.

Ratio between elements: each element is intended to support one or more of the objectives detailed in Section II above. The ratio, or “mix”, between such elements for each officer will reflect Orbotech’s objective of correlating between Company success and the total value of compensation that an officer receives, while recognizing that the ratio, or mix, may vary from officer to officer and from time to time and at times, including in years where Company performance is poor, officers may receive reduced, or may not receive any, cash or equity-based incentives.

Notwithstanding the foregoing, the aggregate value of cash incentives and equity-based compensation (valued at grant, and with respect to equity-based compensation paid in cash – valued at payment) with respect to any given calendar year may not exceed 90% of the total value of an officer’s compensation from his or her annual base salary, cash incentives and equity-based compensation, with respect to such year.

Considerations for determining compensation: when considering compensation of officers, the Company will consider the principal objectives detailed above and will also take into account:

•

Individual characteristics: such as an officer’s education, skills, experience, expertise and achievements, as well as such officer’s position, responsibilities, location, past performance, expected future contributions, prior compensation arrangements and seniority.

•

Overall Company considerations: such as providing fair and reasonable pay, taking into account the Company’s size and the nature of its activities, while meeting budgetary constraints and regulatory requirements and motivating officers to pursue innovative strategies which promote the Company’s business and financial objectives without incentivizing officers to take excessive risks which may increase the Company’s short-term performance at the expense of its long-term goals.

•

Internal equity: paying officers equitably relative to one another based on their individual characteristics, while considering the relationship between officers’ compensation packages and the compensation of Orbotech’s other employees (including those employed by manpower contractors) and specifically, the average and median compensation and the effect of such relationship on work relations in Orbotech.

In addition, the Company may, from time to time, review its compensation practices in comparison with those of other leading high technology companies of comparable size and nature (e.g., in terms of revenues, market cap, number of employees, global operations and the like) and/or companies which compete with the Company for similar talent, generally and in the geographies relevant to the Company at the time in particular.

Sections IV to VII below describe each of the primary elements detailed above.

IV.     BASE SALARY AND BENEFITS

Base salaries are intended to compensate officers for their time and services and are initially negotiated and generally set forth in officers’ employment or service agreements.

Base salaries and any adjustments thereto, will be considered based on the objectives and considerations detailed above, and consequently, will vary between officers. When conducting salary reviews, the Company will also consider such matters as the macro-economic environment, inflation and Company performance.

New-hires or promoted employees may be granted one-time cash or equity-based awards upon recruitment or promotion, at the discretion of the Company.

In addition, officers will be provided benefits mandated by applicable law and may be provided with benefits and perquisites generally acceptable in the local market and/or generally available to other Company employees (e.g., study fund, car, phone, medical benefits). Provided however, that the cost to the Company of all benefits and perquisites (other than the cost of termination related benefits detailed in Section VII below and the cost of benefits associated with relocation) which are not mandated by law shall not exceed 35% of an officer’s annual base salary with respect to any given calendar year.

Officers are also entitled to reimbursement of expenses and for business travel, including per diem expenses, room and board in accordance with Company policies and for membership fees in professional organizations.

In the event of relocation of an officer to another geography, the benefits provided will include customary benefits associated with such relocation and may exceed 35% of the officer’s annual base salary.

V.     CASH INCENTIVES

Officers may be granted annual and/or special, or ad hoc, cash bonuses, at the discretion of the Company, taking into consideration the relevant objectives and considerations set forth in Sections II and III above, and subject to the conditions set forth below, as well as any additional terms and conditions or criteria for entitlement thereof that may be determined by the Company from time to time.

The Company may determine, with respect to any or all officers, that any annual cash bonus or special, or ad hoc, cash bonus whose date of payment falls following termination of such officer’s employment by or service to the Company, however arising, will not be paid and such officer will not be eligible to receive such bonus. Such determination may be made as part of an officer’s employment agreement or otherwise.

Annual Cash Bonuses: annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through team work and collaboration.

It is the Company’s philosophy that due to their direct line-of-sight and influence on the Company’s results, officers’ annual cash bonuses should generally be directly linked to such results, while additional criteria, such as an officer’s performance or his or her expected future contributions, as well as achievement of additional objectives the Company may determine, may be used to reflect both team effort and the officer’s individual contribution. Therefore, each officer’s annual cash bonus will generally be determined as a percentage of the Company’s annual results, and may be negotiated and set forth in such officer’s employment or service agreement.

To the extent not otherwise determined in employment or service agreements, subsequently to or concurrently with the approval of the budget with respect to any calendar year, the Company will determine, following recommendation of the chairman of the Remuneration Committee, with respect to any Management Director, including the Active Chairman, if any, and following recommendation of the chairman of the Board, with respect to the chief executive officer of the Company (the “CEO”) and the recommendation of the CEO with respect to all other officers, the annual cash bonus for each such officer for such calendar year as a percentage of the Company’s annual results, provided however, that the annual cash bonuses to all officers, as a group, with respect to any calendar year, will not exceed 10% of the Company’s net profits for such year as set forth in the Company’s audited financial statements with respect to such year (“GAAP Net Profits”) and the annual cash bonus of any individual officer with respect to any calendar year will not exceed 1.5% of the GAAP Net Profits for such year. The Company may determine such percentages for a term of several years in advance.

With respect to years for which an annual cash bonus is payable as aforesaid, the Company may pay, in addition to any bonus otherwise payable as aforesaid but subject to the maximum percentages set forth above, an additional discretionary amount to each officer, based on the evaluation of the relevant officer’s supervisors, provided however, that such amount shall not exceed 20% of such officer’s annual cash bonus otherwise payable as aforesaid with respect to such year, unless a larger discretionary payment is permitted by the Companies Law.

Notwithstanding the foregoing, if with respect to any calendar year no annual cash bonus is payable as aforesaid or if the annual cash bonus payable as aforesaid to any officer is less than two months’ base salary of such officer, the Company may, at its discretion and based on the evaluation of the relevant officer’s supervisors, pay such officer an amount, in addition to the annual cash bonus otherwise payable as aforesaid to such officer, if any, of up to the difference between two months’ base salary of such officer and the amount, if any, of the annual cash bonus otherwise payable as aforesaid to such officer, even if such amounts exceed the maximum percentages set forth above.

It is hereby clarified that the Company may determine that, with respect to any specific year, all or any particular officers shall not be entitled to an annual cash bonus.

Special, or Ad Hoc, Cash Bonuses: in addition to the annual cash bonus, an officer may be granted a special, or ad hoc, cash bonus, at the discretion of the Company. Such special, or ad hoc, cash bonus is intended to enable the Company to retain executives by providing such bonus subject to their continued employment in the Company, as well as to enable the Company to adapt to specific or unaccounted for changes or events that may occur during the year.

The terms of any special, or ad hoc, cash bonus and the method of calculation thereof will be determined by the Company following recommendation of the CEO (and, with respect to the CEO following recommendation of the chairman of the Board and with respect to any Management Director, following recommendation of the chairman of the Remuneration Committee). Notwithstanding the foregoing, the Company may grant an officer a special, or ad hoc, cash bonus based solely on discretion, provided however, that, unless a larger discretionary component is permitted by the Companies Law, the aggregate value of such officer’s variable compensation with respect to any calendar year based solely on discretion will not exceed the greater of (i) two months’ base salary of such officer; and (ii) 20% of such officer’s total variable compensation with respect to such year.

Limitation: the total amount of all special, or ad hoc, cash bonuses in the aggregate, together with any annual cash bonus and together with any equity-based compensation of each officer, with respect to any given calendar year, may not exceed the cap determined by the limitation under ratio between elements in Section III above.

VI.	EQUITY-BASED COMPENSATION

Equity-based compensation is intended to attract and retain officers and align their interests with shareholders’ interests to maximize creation of long-term economic value for the Company.

Equity-based awards will generally be granted on an annual basis, subject to the discretion of Company. In certain circumstances, the Company may grant awards on an ad hoc basis. With respect to Management Directors (including the Active Chairman, if any, but excluding the CEO, if a Management Director), the provisions of Section VIII below, rather than of this Section VI, will apply with respect to equity-based compensation.

Equity-based awards may include, without limitation, one or more of the following types of awards: options to purchase shares, restricted shares, restricted share units, performance shares and/or performance share units.

The Company will determine the type and amount of equity-based awards to be granted to each officer, as well as any combination between such awards, based on the relevant objectives and considerations set forth in Sections II and III above (e.g., size and value of awards already held by officers, balancing effective risk management, retention and rewarding for performance).

The passage of time will generally be sufficient criteria for the vesting of equity-based awards. However, the vesting of at least 25% in value of equity-based awards granted to officers subject to the provisions of this Section VI, calculated at the date of grant (and with respect to equity-based awards paid in cash – calculated at the date of payment), will be subject to the attainment of measurable performance goals set by the Company. The

Company may determine other or additional specific terms and conditions or criteria, whether for the vesting of all or any part of such awards or for entitlement thereof, and whether generally or with respect to specific grants, specific officers or otherwise.

Equity-based awards will be granted pursuant to the Company’s 2000 and 2010 Employee Share Ownership and Option Plans, as amended from time to time (the “2000 Plan” and the “2010 Plan”, respectively) and/or any other equity-based incentive plan that the Company may adopt in the future, subject to availability thereunder, and generally on the terms provided for therein and as determined by the Company. Provided however, that any equity-based awards to officers must include both a minimum vesting period of not less than one year from the date of grant and an exercise period of no more than ten years from the date of grant.

Until otherwise determined, and to the extent legally available and applicable, equity-based awards to officers will be granted through a trustee pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Income Tax Ordinance”), under the capital gains route.

The Company may approve the accelerated vesting of equity-based awards upon termination of service or employment and/or upon a change of control, and may provide for continued vesting of, or an extended exercise period for, equity-based awards beyond those generally applicable pursuant to the relevant plan in such circumstances, provided such extended exercise period does not extend beyond the original exercise period set forth in the terms of the grant.

Subject to the foregoing, in no event shall the value of equity-based awards granted to any officer, calculated as of the date of their grant (and with respect to equity-based awards paid in cash—at the date of their payment), during any calendar year exceed 300% of such officer’s annual base salary and in no event will the value of equity-based awards as aforesaid, together with any annual cash bonus and together with any special, or ad hoc, cash bonus with respect to any given calendar year, exceed the cap determined by the limitation under ratio between elements in Section III above.

The Company may from time to time consider determining a cap for the exercise value of equity-based awards.

VII.	TERMINATION PAYMENTS

Termination payments will generally be set forth in officers’ employment or service agreements and are intended to comply with applicable laws, and to provide officers with compensation in the event of termination in circumstances determined by the Company, including voluntary termination.

When considering termination payments, the Company will generally consider, among others, the officer’s term of service or employment, his or her remuneration during such term, Company performance during such term and the contribution of such officer to the achievement of the Company’s goals and maximization of its profits, as well as the circumstances of termination.

Officers’ termination payments may include one or more of the following:

•

Advance Notice: advance notice of up to 6 months. During this period an officer will be entitled to payment of full compensation, including benefits, and may be requested to continue work at the discretion of the Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.

•	Adaptation Payment: adaptation payment of up to 6 monthly base salaries, or with respect to the Active Chairman, if any, up to 12 monthly base salaries and benefits.

•

Severance Payment: severance payment of up to 200% of the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law, inclusive of any amounts accumulated in such officer’s pension fund and/or managers insurance and/or provident fund on account of severance and released or transferred to the officer.

•	Discretionary Payment: up to 12 monthly base salaries.

VIII.	NON-MANAGEMENT DIRECTORS; EQUITY-BASED COMPENSATION FOR NON-MANAGEMENT AND MANAGEMENT DIRECTORS

Directors who are not employees of the Company and who do not hold any management positions with the Company, including external Directors and other independent Directors, if any, pursuant to the Companies Law, are referred to herein as “Non-management Directors”.

The Company’s philosophy is to provide fair and reasonable compensation to its Non-management Directors, taking into account the Company’s business environment, its size and nature of operations.

With respect to external Directors and in accordance with the Companies Regulations (Rules regarding Compensation and Expenses to an External Director), 5760-2000, as amended by the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trading on an Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (the “Compensation Regulations”), compensation of the Company’s external Directors may be determined relative to that of “other directors”, as such term is defined in the Compensation Regulations, and may include equity-based compensation.

Accordingly, Non-management Directors’ compensation will be comprised of the following:

•

Annual Payment: up to twice the maximum amount but not less than the minimum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations and subject to the rules set forth therein.

•

Participation Compensation: up to twice the maximum amount but not less than the minimum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations and subject to the rules set forth therein.

•

Equity-based Compensation: Non-management Directors, as well as any Management Directors (other than the CEO, if a Director), including the Active Chairman, will be entitled to receive an annual grant of equity-based awards with a fixed value at grant, as approved by the Company’s shareholders from time to time. A distinction may be made between the chairman of the Board (including an Active Chairman, if any) and the other eligible Directors with respect to the value of the equity-based awards, in light of his or her position. Such awards are intended to align Directors’ interests with the interests of shareholders and to promote creation of long term value for the Company.

Awards will be granted pursuant to the Company’s Directors’ equity remuneration plan, as amended from time to time (the “2005 Directors Plan”) and/or any other equity-based incentive plan the Company may adopt in the future, subject to availability under the 2000 Plan, the 2010 Plan and/or any other equity-based incentive plan the Company may adopt in the future, and generally on the terms provided for therein and as determined by the Company; provided however, that any equity-based awards to Directors will be designed so that they will generally vest in full on or before the next following annual general meeting, and may include quarterly or monthly vesting, and will have an exercise period of no more than seven years from the date of grant.

Until otherwise determined, and to the extent legally available and applicable, equity-based awards to Directors will be granted through a trustee pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains route.

Directors will also be entitled to reimbursement of expenses and for business travel, in accordance with Company policies.

The annual and participation fees will be adjusted and payable in accordance with the Compensation Regulations. Pursuant to the Compensation Regulations, there are, currently, automatic adjustments in the annual payment and the participation compensation based on changes in the Israeli Consumer Price Index. The Compensation Regulations also currently provide for payment of partial participation compensation in the event resolutions are adopted in writing or by participation through various methods of communication and also enable increased payments to Directors to the extent they are “experts”, as defined in the Compensation Regulations.

Applicable value added tax will be added to the above compensation in accordance with applicable law.

Non-management Directors’ compensation, as well as equity-based awards to any Directors (other than the CEO, if a Director) may be reviewed and considered from time to time by the Company. When reviewing and considering compensation, the Company may consider, inter alia, previous compensation and the relationship between the contemplated compensation and the compensation of Company employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company.

Until otherwise determined, with the adoption of this Policy, the compensation, including the equity-based compensation, of all Non-management Directors currently in office and any additional or other Non-management Directors as may be appointed from time to time in the future, including external Directors, and the equity-based compensation of all Management Directors currently in office and any additional or other Management Directors as may be appointed from time to time in the future (other than the CEO, if a Director) is and will continue to be as approved by shareholders of the Company at the Company’s 2008 annual general meeting (an “AGM”) and at the Company’s 2010 AGM.

External Directors’ compensation will, until otherwise determined, be relative to that of ‘other directors’, as such term is defined in the Compensation Regulations, so that, in the event that, during their term as external Directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, or grants additional equity-based compensation to ‘other directors’, each external Director will receive, without further approval, additional remuneration, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional equity-based compensation as is equal to the average additional equity-based compensation being granted to ‘other directors’ and on substantially similar terms, as applicable.

IX.     D&O INSURANCE, INDEMNIFICATION AND RELEASE

The Company will release all Directors, the CEO and the president/chief operating officer of the Company (the “COO”) currently in office and any additional or other Directors, CEO or COO as may be appointed from time to time in the future, including external Directors, from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s Articles of Association and may release other Office Holders and provide them with indemnification as aforesaid.

Until otherwise determined, with the adoption of this Policy: (i) the exemption and release from liability for a breach of their duty of care to the Company as approved by the shareholders of the Company at the Company’s 2001 AGM shall apply to all Directors, the CEO and the COO currently in office and any additional or other Directors, CEO or COO as may be appointed from time to time in the future, including external Directors, including, with respect to Directors, in their capacity as officers, to the extent they also serve as officers. Such Directors, CEOs and COOs will be issued with release letters either as a separate release letter in the form approved at the Company’s 2001 AGM, mutatis mutandis, or as may be incorporated into a broader indemnification undertaking, and each of the chairman of the Board and the CEO, as shall be in office from time to time, and/or any person designated by him or her, shall have the authority to execute and deliver any such release letters in the name of the Company and on its behalf; and (ii) the resolution and undertaking in advance to indemnify Directors as approved by the shareholders of the Company at the Company’s 2000 AGM shall apply to all Directors, the CEO and the COO currently in office and any additional or other Directors, CEO or COO as may be appointed from time to time in the future, including external Directors, including, with respect to Directors, in their capacity as officers, to the extent they also serve as officers. Such Directors, CEOs and COOs will be issued with letters of indemnification in the form approved at the Company’s 2000 AGM, mutatis mutandis, (which may include the exemption and release referred to above), and each of the chairman of the Board and the CEO, as shall be in office from time to time, and/or any person designated by him or her, shall have the authority to execute and deliver any such letters of indemnification in the name of the Company and on its behalf.

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its Office Holders currently in office and any additional or other Office Holders as may be appointed from time to time in the future, including external Directors, to the maximum extent permitted by law providing for up to U.S. $50,000,000 in coverage, or any other greater amount reasonably determined as appropriate by the Remuneration Committee and the Board, and will include coverage with respect to any public offering of shares or other securities of the Company. Such insurance coverage may include “run off” provisions covering an Office Holder’s liability following termination of employment or service. Each of the chairman of the Board and the CEO, as shall be in office from time to time, and/or any other person designated by him or her, shall have the authority to obtain, renew and keep in force and effect such insurance.

X.    RECOUPMENT AND REDUCTION OF COMPENSATION

An Office Holder will be required to return any compensation paid to him or her, that was paid on the basis of data included in the Company’s financial statements, which turned out to be erroneous and was restated in the Company’s financial statements on or before May 31st of the third year following the year in which the original financial statements were published, to the extent the compensation paid exceeds the compensation that would otherwise have been paid had the restated data been available at the time compensation based on such data was originally calculated.

In addition, the Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause” or in other circumstances determined by the Company as warranting such reduction.

Exhibit D

This letter (the “Letter of Indemnification and Release”) is being issued to you pursuant to resolutions adopted by the Remuneration Committee of the Board of Directors of Orbotech Ltd. (the “Company”) on July 30, 2013, by the Board of Directors of the Company on August 1, 2013 and by the shareholders of the Company on September 11, 2013.

In consideration of your service to the Company, the Company hereby agrees as follows:

1.	The Company hereby undertakes to indemnify you, to the fullest extent permitted by law and the Company’s Articles of Association as shall be in effect from time to time (the “Articles of Association”), for the following liabilities and expenses incurred by you arising from or as a result of any act or omission (“action”) carried out by you in your capacity as an Office Holder of the Company (as such term is defined in the Israel Companies Law, 5759-1999 (the “Companies Law”)):

1.1	Monetary liabilities or obligations imposed on you in favor of another person pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court.

1.2	Payments which you are obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the “Securities Law”) and expenses that you incur in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable litigation expenses, including attorney’s fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law.

1.3	Reasonable litigation expenses, including attorney’s fees, incurred by you in consequence of an investigation or proceeding conducted against you by an authority that is authorized to conduct such investigation or proceeding, and which was concluded without the submission of an indictment against you and without imposing on you any financial obligation in lieu of criminal proceedings (as such terms are defined in the Companies Law), or which was concluded without the submission of an indictment against you but with imposing on you a financial obligation in lieu of criminal proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction.

1.4	Reasonable litigation expenses, including attorney’s fees, incurred by you or imposed upon you by a court in a proceeding brought against you by the Company or on its behalf or by any other person, or in a criminal action in which you are acquitted, or in a criminal action in which you are convicted of an offense that does not require proof of criminal intent.

1.5	Expenses incurred by you in connection with a proceeding under Chapter G’1, of the Israel Restrictive Trade Practices Law, 5748-1988, including reasonable litigation expenses, including attorney’s fees.

The above indemnification will also apply with respect to your service as, at the request of the Company, and to any action taken by you in your capacity as, an Office Holder or board observer of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in which the Company has an equity interest (an “Affiliate”) and references herein to the Company shall include Subsidiaries and Affiliates where appropriate.

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1	A breach of your duty of loyalty to the Company, except for a breach committed in good faith and with a reasonable basis to believe that such action would not prejudice the interests of the Company or as otherwise permitted by law.

2.2	A breach of your duty of care to the Company committed intentionally or recklessly, unless the breach was committed only in negligence.

2.3	An action taken with the intent of unlawfully realizing personal gain.

2.4	A fine, forfeit, monetary sanction or penalty imposed upon you.

2.5	A counterclaim made by the Company or in its name in connection with a claim or proceedings against the Company filed voluntarily by you, other than by way of defense or by way of countersuit or third party notice in connection with a claim brought against you by the Company, or in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by you, which approval shall not be unreasonably withheld.

3.	The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in paragraphs 1.2, 1.3, 1.4 and 1.5 above, even prior to a court decision, but in any event the Company has no duty to advance payments earlier than four (4) business days following receipt by the Company of a written request therefor from you. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty (other than with respect to criminal proceedings regarding a crime which does not require criminal intent) and the applicable appeal period has lapsed. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.	The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer an Office Holder of the Company, provided that the obligations are in respect of actions taken by you while you were an Office Holder and in your capacity as an Office Holder of the Company, including if taken prior to the above resolutions.

5.	The indemnification will be limited to the expenses mentioned in paragraphs 1.2, 1.3, 1.4, 1.5 (pursuant and subject to paragraph 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of paragraph 2 above) and to the matters mentioned in paragraph 1.1 above insofar as they result from or are connected to events and circumstances set forth in Appendix A hereto which are deemed by the Company’s Board of Directors, in light of the current activities of the Company, to be foreseeable as of the date hereof.

6.	The total amount of Indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to 25 Million US Dollars.

7.	The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in paragraph 6 above.

8.	Subject to the provisions of paragraphs 6 and 7 above, the indemnification will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under applicable law and the Articles of Association and this Letter of Indemnification and Release.

9.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder. Furthermore, by accepting this Letter of Indemnification and Release, you assign all rights thereto to the Company. In the event of payment by the Company pursuant to this Letter of Indemnification and Release, the Company shall be subrogated to the extent of such payment to all of your rights of recovery, and you shall execute all documents required, and shall do everything that may be necessary, to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

10.	In all indemnifiable circumstances indemnification will be subject to the following:

10.1	You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay, however, your failure to notify the Company as aforesaid shall not derogate from your right to be indemnified as provided herein (except to the extent that such failure to notify causes the Company damages). You transfer to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings or threatened proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you in connection with your actions as an Office Holder of the Company.

10.2	Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. In such case, the Company shall pay the fees and expenses of such counsel. The Company shall notify you of any such decision to defend within ten (10) calendar days of receipt of notice of any such proceeding.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of compromise. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and Release and/or pursuant to law. The Company shall not, without your prior written consent, consent to the entry of any judgment against you or enter into any settlement or compromise which (i) includes an admission of your fault, (ii) does not include, as an unconditional term thereof, the full release of you from all liability in respect of such proceeding, or (iii) is not fully indemnifiable pursuant to this Letter of Indemnification and Release and pursuant to law. This paragraph shall not apply to a proceeding brought by you under Section 10.7 below.

10.3	You will cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.4

Notwithstanding the provisions of Sections 10.2 and 10.3 above, (i) if in a proceeding to which you are a party by reason of your status as an Office Holder of the Company and the named parties to any such proceeding include both you and the Company, a conflict of interest or potential conflict of interest (including the availability to the Company, on the one hand, and you, on the other hand, of different or inconsistent defenses or counterclaims) exists between you and the Company, or (ii) if the Company fails to assume the defense of such proceeding in a timely manner, you shall be entitled to be represented by separate legal counsel, which shall represent other persons similarly situated, of the Company’s choice and reasonably acceptable to you and such other persons, at the expense of the Company. In addition, if the Company fails to comply with any of its material obligations under this Letter of Indemnification and Release or in the event that the Company or any other person takes any action to declare this Letter of Indemnification and Release void or unenforceable, or institutes any action, suit or proceeding to deny or to recover from you the benefits intended to be provided to you hereunder, you shall have the right to retain counsel of your choice, and reasonably acceptable to the Company, to represent you in connection with any such matter and, except with respect to such actions, suits or proceedings brought by the Company that are resolved in favor of the Company, at the expense of the Company.

10.5	If, in accordance with paragraph 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification and Release or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense.

10.6	The Company will have no liability or obligation pursuant to this Letter of Indemnification and Release or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid if the Company’s consent to such compromise or settlement was not given in advance.

10.7	That, if required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof. In the event that you make a request for payment of an amount of indemnification hereunder or a request for an advancement of indemnification expenses hereunder and the Company fails to timely determine your right to indemnification hereunder or fails to make such payment or advancement, you may petition any court which has jurisdiction to enforce the Company’s obligations hereunder. The Company agrees to reimburse you in full for any reasonable expenses incurred by you in connection with investigating, preparing for, litigating, defending or settling any action brought by you under the immediately preceding sentence, except where such action or any claim or counterclaim in connection therewith is resolved in favor of the Company.

11.	The Company hereby exempts and releases you, to the maximum extent permitted by law, from and against any liability for monetary or other damages due to, or arising or resulting from, a breach of your duty of care to the Company as an Office Holder of the Company.

12.	If for the validation of any of the undertakings in this Letter of Indemnification and Release any act, resolution, approval or other procedure is required the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid; provided that nothing in this Indemnification Undertaking and Release shall require the Company to amend the Articles of Association.

13.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification and Release derogates from the Company’s right (but the Company shall in no way be obligated) to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above.

14.	If any undertaking included in this Letter of Indemnification and Release is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

15.	This Letter of Indemnification and Release and the agreements herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without regard to the rules of conflict of laws, and the competent courts in Tel Aviv, Israel will have the sole and exclusive jurisdiction over any dispute arising from or in connection with this Letter of Indemnification and Release.

16.

Neither the settlement nor termination of any proceeding nor the failure of the Company to award indemnification or to determine that indemnification is payable shall create an adverse presumption that you are not entitled to indemnification hereunder. In addition, the termination of any proceeding by judgment or order (unless such judgment or order provides so specifically) or settlement, shall not create a presumption that you did not act in good faith and in a manner which you reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that your action was unlawful.

17.	This Letter of Indemnification and Release shall be (a) binding upon all successors and assigns of the Company (including any transferee of all or a substantial portion of the business, stock and/or assets of the Company and any direct or indirect successor by merger or consolidation or otherwise by operation of law), and (b) binding on and shall inure to the benefit of your heirs, personal representatives, executors and administrators. This Letter of Indemnification and Release shall continue for your benefit and your heirs’, personal representatives’, executors’ and administrators’ benefit after you cease to be an Office Holder of the Company.

18.	In the event of any change, after the date of this Letter of Indemnification and Release in any applicable law, statute or rule which expands the right of the Company to indemnify its Office Holders, it is the intent of the parties hereto that you shall enjoy by this Letter of Indemnification and Release the greater benefits so afforded by such change and such changes shall, to the fullest extent permitted by law, be, ipso facto, within the purview of your rights and the Company’s obligations pursuant to this Letter of Indemnification and Release.

19.	No waiver of any of the provisions of this Letter of Indemnification and Release shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

20.	All notices and other communications required or permitted under this Letter of Indemnification and Release shall be in writing and shall be deemed delivered (i) if mailed, three (3) business days after mailing (unless mailed internationally, in which case it shall be deemed delivered five (5) business days after mailing), (ii) if by air courier, two (2) business days after delivery to the courier service, (iii) if sent by messenger, upon delivery, (iv) if sent via facsimile, upon transmission and electronic (or other) confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic (or other) confirmation of receipt, and (iv) if sent by email, on the date of transmission or (if transmitted and received on a non-business day) on the first business day following transmission, except where a notice is received stating that such mail has not been successfully delivered.

21.	This Letter of Indemnification and Release replaces any preceding letter of indemnification or letter of exemption and release that may have been issued to you. Notwithstanding the foregoing, the indemnification obligations and exemptions and releases set forth in this Letter of Indemnification and Release will also apply, subject to the terms, conditions and limitations set forth herein with respect to actions carried out by you, in your capacity as an Officer Holder of the Company prior to the date of this Letter of Indemnification and Release and no previous exemption or release from or against any liability for monetary or other damages due to, or arising or resulting from, a breach of your duty of care to the Company as an Office Holder of the Company that was provided to you will be adversely affected.

APPENDIX A

1.	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the buy-back of Company securities or the offer by the Company to purchase securities from the public and/or from private investors pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.

2.	Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad, including occurrences resulting from the Company’s public filings or omissions to make a public filing or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to any securities laws or the rules or regulations of any securities authority or stock exchange , or any other claims relating to relationships with investors, debt holders, shareholders and the investment community, or related to inadequate or improper disclosure of information to investors, debt holders, shareholders and the investment community.

3.	Actions in connection with the financial statements and reports of the Company, including the preparation thereof.

4.	Occurrences in connection with investments the Company makes in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company as an Office Holder and/or board observer of the corporation the subject of the transaction and the like.

5.	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company.

6.	Actions in connection with an actual or anticipated change in ownership, control or structure of the Company, including, without limitation, the merger of the Company with or into another entity.

7.	Without derogating from the generality of the above, actions in connection with any actual or proposed transaction with respect to the purchase, sale or lease of any assets, operations, companies, legal entities or business activities, and the division or consolidation thereof, whether or not in the ordinary course of business of the Company.

8.	Actions in connection with labor relations and/or employment matters in the Company and trade relations of the Company, including with employees, independent contractors, customers, suppliers and various service providers.

9.	Actions in connection with work safety and/or working conditions.

10.	Actions in connection with products or services developed by the Company or in connection with the distribution, sale, license or use of such products including, without limitation, any claim or demand made by purchasers, holders or users of products or services of the Company for damages or losses related to such use or service.

11.	Any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, in the ordinary course of their business, relating to the negotiations or performance of such transaction, or representations or inducements provided in connection therewith or otherwise.

12.	Actions in connection with the intellectual property of the Company and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property including, without limitation, any assertion that the Company’s products violate, infringe, misappropriate or misuse the intellectual property rights of others.

13.	Actions pursuant to or in accordance with the policies and procedures of the Company, whether such policies and procedures are published or not.

14.	Claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or debt holders of the Company.

15.	Actions concerning the approval of transactions of the Company with Office Holders and/or holders of controlling interests in the Company, and any other transactions referred to in Sections 267A and/or 270 of the Companies Law.

16.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business.

17.	Violations of laws requiring the Company to obtain regulatory and/or governmental licenses, permits and authorizations in any jurisdiction.

18.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity, including without limitation, the Office of the Chief Scientist or the Investments Center of the Israeli Ministry of Economics and Trade, the Israeli Antitrust Authority, the Israel Securities Authority, the United States Securities and Exchange Commission, or any other person alleging the failure to comply with any statue, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company, or any of its businesses, subsidiaries, assets or operations, or the terms and conditions of any licenses or operating certificate.

19.	Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any state, municipal, federal, county, local, city or foreign taxes or other mandatory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including without limitation, any interest, penalty or addition thereto, whether disputed or not.

20.	Claims in connection with antitrust laws and regulations and laws and regulations regarding commercial wrongdoing.

21.	Any administrative, regulatory, civil or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including without limitation, potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release, spill, emission, leaking, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company, or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health laws.

22.	Claims in connection with breach of confidentiality obligations, actions regarding invasion of privacy, including with respect to databases, and actions in connection with slander and defamation.

23.	An announcement or statement, including without limitation, a position taken, or an opinion made or vote cast in good faith by an Office Holder in the course of his or her duties and in conjunction with his or her duties, including without limitation, during a meeting of the Board or one of the committees of the Board.

24.	Actions in connection with negotiating, signing and performing an insurance policy or any claim relating to a failure to maintain appropriate insurance and/or adequate safety measures.

25.	Class actions or derivative actions regarding the Company.

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

☐                         ¢

ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 11, 2013

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints MR. YOCHAI RICHTER and MR. ASHER LEVY, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of trading on August 5, 2013, at the 2013 Annual General Meeting of Shareholders of the Company to be held at the Company’s principal offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Wednesday, September 11, 2013, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side:

(Continued and to be signed on the reverse side)

¢	14475 ¢

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

September 11, 2013

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card

are available at www.orbotech.com/investors/SEC Filings

Please complete, sign, date and mail your

proxy card in the envelope provided

as soon as possible.

In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on September 10, 2013. Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

i  Please detach along perforated line and mail in the envelope provided.  i

¢         00033330333223022000    2                                                                                  091113

PLEASE COMPLETE, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The shares represented by this Proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the nominees as directors and “FOR” Items 2, 3, 4 and 5 listed herein. Matters covered by Item 6 will be voted by the persons designated as proxies in their judgment.

If the undersigned has not indicated with respect to either of proposals 4 or 5 that the undersigned is a “controlling shareholder” of the Company or that the undersigned or any of the persons or entities described in the introduction to the Proxy Statement has a “personal interest” in such proposals, then, by signing below, the undersigned certifies that the undersigned is not a “controlling shareholder” of the Company and that neither the undersigned nor any of the persons or entities described in the introduction to the Proxy Statement has a “personal interest” in the relevant proposal.

Each signer hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

	1.	THE ELECTION OF DIRECTORS
		THE NOMINEE AS CLASS III DIRECTOR IS:	FOR	AGAINST	ABSTAIN
		1a YEHUDIT BRONICKI	☐	☐	☐
THE NOMINEE AS CLASS III DIRECTOR IS:
		1b JACOB RICHTER	☐	☐	☐
THE NOMINEE AS CLASS III DIRECTOR IS:
		1c ARIE WEISBERG	☐	☐	☐
2.

APPROVAL OF PROPOSAL TO RE-APPOINT KESSELMAN & KESSELMAN AS AUDITORS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE REMUNERATION OF SAID AUDITORS PROVIDED SUCH REMUNERATION IS ALSO APPROVED BY THE AUDIT COMMITTEE:

			☐	☐	☐
	3.	APPROVAL OF PROPOSAL TO AMEND THE MEMORANDUM OF ASSOCIATION AND THE ARTICLES OF ASSOCIATION OF THE COMPANY:	FOR	AGAINST	ABSTAIN
		3a MEMORANDUM OF ASSOCIATION	☐	☐	☐
		3b ARTICLES OF ASSOCIATION	☐	☐	☐
	4.	APPROVAL OF A COMPENSATION POLICY WITH RESPECT TO THE TERMS OF OFFICE AND EMPLOYMENT OF THE COMPANY’S OFFICE HOLDERS:	☐	☐	☐
			YES	NO
		THE UNDERSIGNED IS A “CONTROLLING SHAREHOLDER” OF THE COMPANY	☐	☐
			YES	NO
		THE UNDERSIGNED HAS, OR ANY OF THE PERSONS OR ENTITIES DESCRIBED IN THE INTRODUCTION TO THE PROXY STATEMENT HAVE, A “PERSONAL INTEREST” IN PROPOSAL 4	☐	☐

			FOR	AGAINST	ABSTAIN
5.

APPROVAL OF DIRECTOR AND OFFICER LIABILITY INSURANCE COVERAGE AND THE EXEMPTION AND INDEMNIFICATION OF THE DIRECTORS AND THE CHIEF EXECUTIVE OFFICER OF THE COMPANY AND THE PROVISION OF LETTERS OF INDEMNIFICATION AND EXEMPTION TO THEM:

			☐	☐	☐

			YES	NO
		THE UNDERSIGNED IS A “CONTROLLING SHAREHOLDER” OF THE COMPANY	☐	☐

			YES	NO
		THE UNDERSIGNED HAS, OR ANY OF THE PERSONS OR ENTITIES DESCRIBED IN THE INTRODUCTION TO THE PROXY STATEMENT HAVE, A “PERSONAL INTEREST” IN PROPOSAL 5	☐	☐

6.

OTHER MATTERS: Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof. Any and all proxies heretofore given are hereby revoked.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

¢	¢

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and Chief Financial Officer

Date: August 6, 2013